EXECUTION VERSION

STOCK PURCHASE AGREEMENT

AMONG

AMERICAN BANKERS INSURANCE GROUP, INC.,

GLOBAL INDEMNITY GROUP, INC.,

Solely for the purposes of Sections 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.9, 5.11, 5.14, 5.15(b), 5.16, 5.18 and 5.22 and Article XI

ASSURANT, INC.,

AND

Solely for the purposes of Article XI

GLOBAL INDEMNITY PLC

DATED AS OF OCTOBER 16, 2014

i

DISCLOSURE SCHEDULE

Section	Description

Section 1.1	Knowledge of Seller
Section 3.5	Noncontravention; Consents
Section 3.6	GAAP Financial Statements
Section 3.7	SAP Financial Statements
Section 3.8	Liabilities
Section 3.9	Absence of Certain Changes or Events
Section 3.10	Benefit Plans
Section 3.10(a)	Employee Benefit Plan and Parent Employee Benefit Plan
Section 3.10(g)	Consultants
Section 3.10(h)	Employees
Section 3.11	Taxes
Section 3.12	Compliance with Applicable Laws
Section 3.13(a)	Pending Litigation
Section 3.13(b)	Threatened Litigation
Section 3.15	Material Contracts
Section 3.16	Insurance Regulatory Matters
Section 3.17	Technology and Intellectual Property
Section 3.18	Leased Real Property
Section 3.22	Investment Assets
Section 3.25	Assets, Rights, Properties, and Services
Section 3.27(i)	Affiliate Agreements
Section 3.27(ii)	Intercompany Receivables and Payables
Section 5.7	Intercompany Accounts
Section 5.8(a)	Names, Trademarks and Services Marks
Section 6.1	Severance Benefits

BUYER DISCLOSURE SCHEDULE

Section	Description

Section 1.1	Knowledge of Buyer
Section 4.3	No Conflicts
Section 4.3(i)	Government Approvals
Section 4.3(ii)	Third Party Consents

v

EXHIBITS

Exhibit	Description

Exhibit A	[Reserved]
Exhibit B	[Reserved]
Exhibit C	Agreed Accounting Procedures
Exhibit D	Closing Dispute Resolution Procedures
Exhibit E	Reserves Dispute Resolution Procedures
Exhibit F	Restructuring Transactions
Exhibit G	Restructuring Transaction Agreements
Exhibit H	Transition Plan

ANNEXES

Annex	Description

Annex 1.1(a)	Assigned Contracts
Annex 1.1(b)	Non-Assigned Contracts
Annex 1.1(c)	Business
Annex 1.1(d)	Excluded Business
Annex 1.1(e)	Excluded Litigation Liabilities
Annex 1.1(f)	Investment Guidelines
Annex 1.1(g)	Transferred Assets
Annex 1.1(h)	Seller Transition Services
Annex 1.1(i)	Buyer Transition Services
Annex 1.1(j)	Non-Transferred Assets
Annex 1.1(k)	ARIC Quota Share Reinsurance Agreements
Annex 1.1(l)	Non-ARIC Quota Share Reinsurance Agreements

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of October 16, 2014 (this “Agreement”), among American Bankers Insurance Group, Inc., a Florida corporation (“Seller”), Global Indemnity Group, Inc., a Delaware corporation (“Buyer”), solely for the purposes of Sections 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.9, 5.11, 5.14, 5.15(b), 5.16, 5.18 and 5.22 and Article XI, Assurant, Inc., a Delaware corporation (“Parent”) and, solely for the purposes of Article XI, Global Indemnity plc, a public limited company established in Ireland (“Buyer Parent”).

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of American Reliable Insurance Company, an Arizona corporation (the “Company”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Shares (as defined below), on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and of the mutual benefits to be derived from this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“Action” means any claim, action, suit, arbitration, demand, investigation, inquiry, examination or proceeding by or before any Governmental Entity or arbitral body.

“Accommodation Filings” has the meaning set forth in Section 5.4(c).

“Acquisition Proposal” has the meaning set forth in Section 5.18(a).

“Actuarial Reports” has the meaning set forth in Section 3.23.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For the avoidance of doubt, unless otherwise specified herein, (i) each of the Company and USIS shall be deemed an “Affiliate” of Seller (and not Buyer) prior to the Closing (including, unless otherwise indicated, with respect to representations and warranties made as of the Closing Date) and each shall be deemed an “Affiliate” of Buyer (and not Seller) with respect to periods after the Closing; it being understood that for purposes of this definition, Seller shall not be deemed to be an Affiliate of Buyer and (ii) Fox Paine & Company, LLC and each of its Affiliates that owns equity in Buyer Parent shall not be deemed an “Affiliate” of Buyer or Buyer Parent.

“Affiliate Agreement” means all agreements and other instruments between (i) the Company or USIS or (ii) any Employee, in each case, on the one hand, and Seller or any of its Affiliates (other than the Company or USIS), on the other hand.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Allocation” has the meaning set forth in Section 9.11.

“Alternate Bidder” has the meaning set forth in Section 5.18(a).

“Ancillary Agreements” means, collectively, the Transition Services Agreement and Restructuring Transaction Agreements.

“Applicable Law” means any applicable law, statute, ordinance, code, rule, regulation, treaty or common law requirement, or Governmental Order or any published or publicly available administrative interpretation issued by, any Governmental Entity and with respect to any Person, any non-public administrative interpretation issued by any Governmental Entity which is directed to such Person.

“Approved Businesses” means (i) the “Choice” and “First Select” homeowner product lines unrelated to the lender-placed business and (ii) the watercraft line for jet skis distributed through a managing general agent, in each case as currently conducted by Seller and its Affiliates.

“ARIC Quota Share Reinsurance Agreements” has the meaning set forth in Section 5.24(a).

“ARIC Policyholders” has the meaning set forth in Section 5.24(d).

“Assigned Contracts” means the Contracts set forth in Annex 1.1(a) and all Contracts between Seller or any of its Affiliates (other than the Company or USIS), on the one hand, and a third party not affiliated with Seller or any of its Affiliates, on the other hand, that relate primarily to the Business or the Transferred Assets (other than any such Contract the existence of which was Known by Seller and that is not listed on Annex 1.1(a) or Section 3.15 of the Disclosure Schedule that is rejected by Buyer upon written notice of the existence of such Contract and delivery of a copy of such Contract to Buyer by Seller); provided, that the Contracts set forth in Annex 1.1(b) shall not constitute Assigned Contracts.

“Assumed Liabilities” means Liabilities arising out of or relating to (i) the Assigned Contracts, except to the extent any such Liabilities relate to the period prior to the Closing or (ii) the Transferred Assets, except to the extent any such Liabilities relate to the period prior to the Closing or to acts or omissions by Seller or any of its Affiliates prior to the Closing.

“Audited SAP Financial Statements” has the meaning set forth in Section 3.7.

“Books and Records” means originals or copies of all books and records (including documents and data), in whatever form maintained, in the possession or control of any of Seller, the Company, USIS or their respective Affiliates to the extent that they pertain or relate to the Business or the assets, Liabilities, properties, business, conduct and operations of the Company, USIS, the Assigned Contracts or the Transferred Assets, including all Permits held by the Company and USIS, all corporate records of the Company and USIS, statutory filings, administrative records, claim records, sales records, underwriting records, financial records, Tax records, Tax Returns, compliance records, complaint logs, litigation files and personnel records of the Transferred Employees.

“Burdensome Condition” has the meaning set forth in Section 5.4(d).

“Business” means (i) the business of selling, marketing, underwriting, insuring, reinsuring, renewing or administering the lines of insurance business set forth in Annex 1.1(c) as currently conducted by Seller and its Affiliates in the U.S. and (ii) the Transferred Assets.

“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in the City of New York, New York, are required or authorized by law or executive order to be closed.

“Buyer” has the meaning set forth in the introductory paragraph of this Agreement.

“Buyer Disclosure Schedule” means the disclosure schedule delivered by Buyer in connection with, and constituting a part of, this Agreement.

“Buyer Employee Benefit Plans” has the meaning set forth in Section 6.2.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2(a).

“Buyer Material Adverse Effect” means a fact or state of facts, circumstance, change, effect, occurrence, condition or event that would prohibit or materially impair or materially delay the ability of Buyer or its Affiliates to perform its or their respective obligations under this Agreement and the Ancillary Agreements, including consummation of the transactions contemplated hereby or thereby.

“Buyer Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Buyer Parent Obligations” has the meaning set forth in Section 11.13.

“Buyer Specified Representations” means the representations and warranties made in Section 4.1 and Section 4.2.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.7.

“Ceded Reinsurance Contracts” has the meaning set forth in Section 3.15(a)(xi).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Dispute Resolution Procedures” has the meaning set forth in Section 2.4(b).

“Closing GAAP Balance Sheet” has the meaning set forth in Section 2.4(b).

“Closing GAAP Book Value” has the meaning set forth in Section 2.4(d).

“Closing GAAP Book Value Calculation Report” has the meaning set forth in Section 2.4(b).

“Closing Purchase Price” has the meaning set forth in Section 2.1.

“Closing Report Dispute” has the meaning set forth in Section 2.4(b).

“Closing Report Dispute Notice” has the meaning set forth in Section 2.4(b).

“Closing Report Response Notice” has the meaning set forth in Section 2.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the first “Whereas” clause of this Agreement.

“Company Employee Benefit Plan” means each Employee Benefit Plan that is maintained or sponsored by the Company or USIS or with respect to which the Company or USIS could reasonably be expected to have any Liability.

“Company Replacement Policies” has the meaning set forth in Section 5.24(a).

“Competing Business” means the business of selling, marketing, underwriting, insuring, reinsuring, renewing or administering the lines of insurance business set forth in Annex 1.1(c) as currently conducted by Seller and its Affiliates (including the Company and USIS) in the U.S.

“Competing Flood Business” has the meaning set forth in Section 5.16(b).

“Company Material Adverse Effect” means: (A) a material adverse effect on the business, assets, liabilities, operations, financial condition or results of operations of the Company and USIS, taken as a whole, but shall exclude any adverse effect to the extent resulting from, arising out of or relating to: (i) changes in general economic or market conditions (including changes in interest rates); (ii) any occurrence or condition generally affecting any segment of the property and casualty insurance or reinsurance industry in which the Company or

USIS participates (including natural catastrophe events, hostility and terrorism and any change or proposed change in GAAP, SAP, Applicable Law or regulations); (iii) any change in national or international political conditions; (iv) any change in the value of the investment portfolios of the Company following the date hereof as a result of a decrease in the credit quality of any of the investments in such investment portfolios, changes in interest rates or otherwise; (v) any downgrade or potential downgrade of the financial strength, claims paying ability, insurance or other ratings of the Company; (vi) any failure to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Company or USIS for any period (but not the underlying cause of such failure); and (vii) any actions expressly required to be taken by Seller or its Affiliates (including the Company or USIS) or failure to take any actions that Seller or its Affiliates (including the Company or USIS) are expressly prohibited from taking, in each case pursuant to the terms of this Agreement or any Ancillary Agreement; or (viii) the public announcement of this Agreement or the transactions contemplated by this Agreement (including any occurrence or condition arising out of the identity of or facts relating to Buyer); or (B) a fact or state of facts, circumstance, change, effect, occurrence, condition or event that would prohibit or materially impair or materially delay the ability of Parent, Seller or their respective Affiliates to perform its or their respective obligations under this Agreement and the Ancillary Agreements, including consummation of the transactions contemplated hereby or thereby.

“Confidentiality Agreement” means the letter agreement dated June 19, 2014, between Buyer and Parent

“Consultant” has the meaning set forth in Section 3.10(g).

“Contract” means any legally binding contract, agreement, lease, undertaking, indenture, commitment or note or other obligation similar to a note, whether written or oral.

“Descriptive Materials” has the meaning set forth in Section 11.9.

“Disclosure Schedule” means the Disclosure Schedule delivered by Seller in connection with, and constituting a part of, this Agreement.

“Employee” means each individual who is employed by the Company or USIS in respect of the Business immediately prior to the Closing, including employees on a leave of absence or time off or short term disability but excluding any such individual on long-term disability.

“Employee Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), employment, bonus, deferred compensation, retirement, equity, equity-based, profit-sharing, severance, termination, consulting or other plan or agreement relating to employment, compensation, severance or fringe benefits.

“Enforceability Exceptions” has the meaning set forth in Section 3.4.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is or at any relevant time was a member of a “controlled group of corporations” with, or is or at any relevant time was under “common control” with, or is or at any relevant time was a member of the same “affiliated service group” with the Company or USIS, in each case, as defined in Section 414(b), (c), (m) or (o) of the Code.

“Excluded Business” means the business of selling, marketing, underwriting, insuring, reinsuring, renewing or administering the lines of insurance business set forth in Annex 1.1(d) as conducted by Seller and its Affiliates (including the Company and USIS) in the U.S.

“Excluded Liabilities” means all Liabilities arising out of or relating to (i) any Excluded Business or Restructuring Transactions except, in the case of Restructuring Transactions, for Liabilities resulting from any acts or omissions of the Company, Buyer or any of its Affiliates from and after the Closing, including any breach of the Restructuring Transaction Agreements, other than (A) any such acts or omissions to enforce rights under this Agreement or any Ancillary Agreement or (B) in connection with any breach by Seller or its Affiliates of any of their obligations under this Agreement or any Ancillary Agreement, (ii) Excluded Litigation Liabilities, (iii) (A) any statutory, common law or contractual change of control payments, severance and/or pay in lieu of notice payable to any Employee (including any Transferred Employee) as a result of the closing of the transactions expressly contemplated by this Agreement, including any Liability arising out of or in connection with any Transferred Employee’s termination of employment with Parent or any of its Affiliates or the transfer of such Employee from Parent or its Affiliates to the Company or USIS prior to the Closing Date, and (B) the employment or transfer of employment of each individual who is employed by the Company or USIS (i) other than in respect of the Business or (ii) on long-term disability required to be transferred to Seller or an Affiliate of Seller (other than the Company or USIS) immediately prior to the Closing pursuant to Section 6.8 hereof, (iv) any Assigned Contract relating to the period prior to the Closing or, if later, the date such Assigned Contract is actually assigned to Buyer or one of its Affiliates and (v) any obligation to indemnify or reimburse any current or former director or officer of the Company or USIS in respect of their capacity as an director or officer of the Company or USIS and relating to events or conduct occurring at or prior to the Closing.

“Excluded Litigation Liabilities” means all Liabilities arising out of or relating to (i) any Action listed on Annex 1.1(e), (ii) any Action required to be listed on Sections 3.13(a) or (b) of the Disclosure Schedule in order to make the representations and warranties set forth in Sections 3.13(a) and (b) true and correct when made, but not so listed on Sections 3.13(a) and (b) of the Disclosure Schedule and (iii) any other Action commenced by any governmental or regulatory authority on or prior to the date that is five (5) years following the Closing Date resulting from activity by the Company or USIS or conduct of the Business occurring on or prior to the Closing and in connection with any alleged errors, omissions, violations, misconduct or similar matters by the Company or USIS or in connection with the conduct of the Business and including all matters listed on Section 3.16(b) of the Disclosure Schedule.

“Final Closing GAAP Balance Sheet” has the meaning set forth in Section 2.4(b).

“Final Closing GAAP Book Value Calculation Report” has the meaning set forth in Section 2.4(b).

“Final Reserves Calculation” has the meaning set forth in Section 2.5(h).

“GAAP” has the meaning set forth in Section 3.6.

“GAAP Book Value” means the shareholders’ equity of the Company and USIS, on a consolidated basis, which is determined in accordance with Exhibit C hereto.

“GAAP December Balance Sheet” has the meaning set forth in Section 3.6.

“GAAP Financial Statements” has the meaning set forth in Section 3.6.

“Government Approvals” has the meaning set forth in Section 5.4(a).

“Governmental Entity” has the meaning set forth in Section 3.5.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Identified Employees” means a list of twenty (20) employees (or any employees who replace any such twenty (20) employees) to be provided to Seller prior to expiration of the 18-month employee non-solicit set forth in Section 5.16(c).

“Indemnification Basket” has the meaning set forth in Section 8.2(a).

“Indemnification Cap” has the meaning set forth in Section 8.2(a).

“Indemnified Party” means either a Seller Indemnified Party or a Buyer Indemnified Party, as the case may be.

“Indemnifying Party” has the meaning set forth in Section 8.2(a).

“Intellectual Property” means all intellectual property and intellectual property rights and rights in confidential information of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, Internet domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (v) trade secrets and all other confidential information, ideas, know-how, inventions (whether or not patentable), proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (vi) rights of publicity, privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) all rights in the foregoing and in other similar intangible assets, (ix) all applications and registrations for the foregoing, and (x) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof.

“Interim GAAP Statements” has the meaning set forth in Section 3.6.

“Interim SAP Statements” has the meaning set forth in Section 3.7.

“Investment Assets” means any security and any other investment assets (whether or not required by GAAP or SAP to be recorded on a balance sheet) beneficially owned by the Company, including bonds, notes, debentures, mortgage loans and all other instruments of indebtedness, real estate, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives, investment funds and all other assets acquired for investment purposes.

“Investment Guidelines” means the investment guidelines applicable to the Business in effect as of the date hereof set forth in Annex 1.1(f).

“Knowledge” or “Known” means the actual knowledge, after reasonable investigation, of (a) with respect to Seller, those persons listed in Section 1.1 of the Disclosure Schedule, and (b) with respect to Buyer, those persons listed in Section 1.1 of the Buyer Disclosure Schedule.

“Leased Real Property” has the meaning set forth in Section 3.18.

“Liabilities” means any and all liabilities, commitments and obligations of any nature whatsoever, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, joint or several, secured or unsecured, whenever or however arising and whether or not the same would be required by GAAP or SAP to be reflected in financial statements or disclosed in the notes thereto.

“Liens” means any lien, mortgage, pledge, deed of trust, hypothecation, claim, security interest, encumbrance, charge, right-of-way, easement, encroachment, right of first offer, negotiation or refusal, pre-emptive rights, restriction with respect to the voting, transfer (except restriction on share transfers under federal or state securities or insurance laws), alienation, receipt of income or exercise of any attributes of ownership, voting trust or arrangements restricting title.

“Losses” means any and all liabilities, Taxes, losses, charges, claims, expenses (including reasonable attorneys’, actuaries’, accountants and other professionals’ fees and expenses) and damages and settlement payments (excluding punitive or exemplary damages (other than punitive or exemplary damages recovered by third parties in connection with a Third Party Claim)).

“Material Contracts” has the meaning set forth in Section 3.15(a).

“New York Courts” has the meaning set forth in Section 11.7(b).

“New York Federal Courts” has the meaning set forth in Section 11.7(b).

“New York State Courts” has the meaning set forth in Section 11.7(b).

“Non-ARIC Quota Share Reinsurance Agreements” has the meaning set forth in Section 5.24(a).

“Non-ARIC Policyholders” has the meaning set forth in Section 5.24(d).

“Obligations” has the meaning set forth in Section 11.12.

“Outside Date” has the meaning set forth in Section 10.1(b).

“Owned IP” means all Intellectual Property owned or purported to be owned by the Company or USIS.

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Employee Benefit Plan” means each Employee Benefit Plan that is sponsored or maintained by Parent or any of its Affiliates for the benefit of any Employee or any individual providing services to the Business as a consultant or independent contractor.

“Permits” has the meaning set forth in Section 3.12.

“Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith by appropriate proceedings, (ii) Liens of carriers, warehousemen, mechanics and material men and other Liens imposed by law arising or incurred in the ordinary course of business consistent with past practice for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings, (iii) easements, rights of way, title imperfections and restrictions, zoning laws and ordinances and other similar laws and encumbrances affecting the real property, (iv) any right reserved to any Governmental Entity to regulate the affected property (including restrictions stated in any permits), (v) in the case of any leased asset, the rights of any lessor under the applicable lease agreement or any Lien granted by any lessor or any Lien that the applicable lease is subject to, (vi) any statutory Lien for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings, and for which appropriate reserves have been created in accordance with GAAP, (vii) Liens that will be released prior to or as of the Closing Date and (viii) any other Liens which do not materially interfere with the current use of properties affected thereby.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or other entity.

“Policyholders” has the meaning set forth in Section 5.24(d).

“Policy Issuance Authority” means the granting of any license, order or other authorization by the applicable Governmental Entity for the Company or the Seller Insurer, as

applicable, to write and produce new and renewal policies, certificates and contracts covering the lines of insurance reinsured pursuant to the ARIC Quota Share Reinsurance Agreements and the Non-ARIC Quota Share Reinsurance Agreements, as applicable.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, in the case of any Straddle Period the portion of such period beginning after the Closing Date.

“Pre-Closing Insurance Contracts” means the insurance policies and Contracts, in each case, including all amendments, binders, slips, certificates, endorsements and riders in connection therewith, written, issued, entered into, acquired or assumed (by reinsurance or otherwise) by the Company or, with respect to the Business, Seller or its Affiliates (other than the Company) at or prior to the Closing, other than such policies, Contracts, amendments, binders, slips, certificates, endorsements and riders relating to the Excluded Business.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Pro Forma Balance Sheet” means the consolidated balance sheet of the Company and USIS, and the related statements of income and stockholder’s equity for the period set forth in the consolidated balance sheet, prepared in accordance with Exhibit C hereto (including the pro forma adjustments set forth therein).

“Producer” has the meaning set forth in Section 3.21(a).

“Quota Share Reinsurance Agreements” has the meaning set forth in Section 5.24(a).

“Renewal Rights Period” has the meaning set forth in Section 5.24(i).

“Replacement Policies” has the meaning set forth in Section 5.24(a).

“Representative” means the directors, officers, employees, advisers, agents, consultants, independent accountants, independent actuaries, financial advisors, counsel or other representatives of a Person.

“Reserves Calculation” has the meaning set forth in Section 2.5(a).

“Reserves Calculation Dispute” has the meaning set forth in Section 2.5(g).

“Reserves Dispute Resolution Procedures” has the meaning set forth in Section 2.5(g).

“Reserves Adjustment Dispute Notice” has the meaning set forth in Section 2.5(f).

“Restructuring Transactions” has the meaning set forth in Section 5.11(a).

“Restructuring Transaction Agreements” has the meaning set forth in Section 5.11(a).

“SAP” has the meaning set forth in Section 3.7.

“SAP Financial Statements” has the meaning set forth in Section 3.7.

“SAP December Financial Statements” has the meaning set forth in Section 3.7.

“Section 2.5 Claim” has the meaning set forth in Section 2.5(f).

“Section 338(h)(10) Elections” has the meaning set forth in Section 9.11.

“Self-Regulatory Organization” means (i) any domestic or foreign securities exchange, futures exchange, commodities exchange or contract market or (ii) any other exchange or corporation or similar self-regulatory body or organization.

“Seller” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller Confidentiality Agreement” has the meaning set forth in Section 5.18(b).

“Seller Indemnified Parties” has the meaning set forth in Section 8.2(b).

“Seller Insurer” has the meaning set forth in Section 5.24(c).

“Seller Replacement Policies” has the meaning set forth in Section 5.24(a).

“Seller Specified Representations” means the representations and warranties made in Sections 3.1, 3.2, 3.3 and 3.4.

“Seller Trademarks” has the meaning set forth in Section 5.8(a).

“Shares” has the meaning set forth in Section 3.2.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” of any Person means another Person 50% or more of the total combined voting power of all classes of capital stock or other voting interests of which, or 50% or more of the equity securities of which, is owned directly or indirectly by such first Person.

“Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article IX.

“Taxes” means all federal, state, local and foreign taxes of any kind, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, value added, property, premium, employment or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority, domestic or foreign.

“Taxing Authority” means any Governmental Entity or other Person responsible for the imposition, administration, assessment or collection of any Tax.

“Tax Law” means any Applicable Law relating to Taxes.

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding relating to Taxes with or against any Taxing Authority.

“Tax Returns” means returns, reports, claims for refund, forms and information statements and other documentation filed or required to be filed with a Taxing Authority relating to any Taxes, including any schedules or attachments thereto and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 8.3(a).

“Third Party Consent” means a consent of, or notice to, any non-Governmental Entity third party required by or with respect to Parent, Seller, the Company or USIS or any of their respective Affiliates under any Contract to which any of them is a party in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Parent, Seller, the Company and USIS or any of their respective Affiliates or the consummation by Parent, Seller, the Company and USIS or any of their respective Affiliates of any of the transactions contemplated hereby and thereby.

“Transaction Agreements” means, collectively, this Agreement and the Ancillary Agreements.

“Transferred Assets” means the assets of Seller and its Affiliates (other than the Company or USIS) primarily related to the Company, USIS, the Assigned Contracts or the Business (excluding the Excluded Business) and the assets set forth in Annex 1.1(g); provided, that the assets of Seller and its Affiliates (other than the Company or USIS) set forth in Annex 1.1(j) shall not constitute Transferred Assets.

“Transferred Employee” means any Employee who immediately following the Closing (i) remains employed by the Company or USIS or (ii) becomes an employee of Buyer or any Affiliate of Buyer, including in each case, Employees on approved leave of absence or time off or short term disability.

“Transferred IP Assets” has the meaning set forth in Section 3.17(a).

“Transfer Taxes” has the meaning set forth in Section 9.8.

“Transition Plan” has the meaning set forth in Section 5.14.

“Transition Services Agreement” means the Transition Services Agreement in the form agreed between the parties pursuant to and meeting the requirements of Section 5.14 hereof.

“Treasury Regulations” means the Treasury regulations promulgated under the Code, as such Treasury Regulations may be amended from time to time.

“USIS” has the meaning set forth in Section 3.3.

“Wire Transfer” means a payment in immediately available funds by wire transfer in lawful money of the United States of America to such account or accounts as shall have been designated by notice to the paying party.

ARTICLE II

PURCHASE OF THE SHARES

Section 2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing Seller shall sell all of the Shares to Buyer, and Buyer shall purchase all of the Shares from Seller, for an aggregate amount (the “Closing Purchase Price”) equal to $113,696,000.

Section 2.2 Closing. Unless this Agreement shall have been terminated pursuant to Section 10.1 and subject to the satisfaction or waiver of each of the conditions set forth in Article VII, the closing of the purchase and sale of the Shares (the “Closing”) shall take place at 10:00 a.m., New York City time, on the date that is the second Business Day following the date on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) shall be fulfilled or waived in accordance with this Agreement, at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto. The actual date and time of the Closing are herein referred to as the “Closing Date.” The Closing shall be deemed effective at 12:00:01 a.m., New York City time, on the Closing Date.

Section 2.3 Payment of Closing Purchase Price; Delivery of Shares; Repayment of Certain Indebtedness. At the Closing:

(a) Buyer shall pay to Seller the Closing Purchase Price by Wire Transfer;

(b) Seller shall deliver to Buyer the Shares, duly endorsed in blank or with stock powers or other proper instruments of assignment duly endorsed in blank; and

(c) Seller and Buyer shall deliver to the other duly executed counterparts of the Ancillary Agreements.

Section 2.4 Determination of Closing GAAP Book Value.

(a) Within one hundred twenty (120) days following the Closing Date, Buyer shall prepare and deliver to Seller a Pro Forma Balance Sheet as of 11:59:59 p.m., New York time, on the day prior to the Closing Date (the “Closing GAAP Balance Sheet”) together with a report setting forth in reasonable detail Buyer’s calculation of the GAAP Book Value as of 11:59:59 p.m., New York time, on the day prior to the Closing Date (the “Closing GAAP Book Value Calculation Report”). If Seller has any objection to any line item or items set forth in the Closing GAAP Balance Sheet or the Closing GAAP Book Value Calculation Report on the basis of (i) arithmetic error or (ii) the Closing GAAP Balance Sheet not being prepared in accordance with Exhibit C hereto, Seller shall deliver a reasonably detailed written statement (the “Closing Report Dispute Notice”) describing such objections to Buyer within thirty (30) days of receipt of the Closing GAAP Balance Sheet and Closing GAAP Book Value Calculation Report from Buyer. Seller shall be conclusively deemed to have accepted the Closing GAAP Balance Sheet and Closing GAAP Book Value Calculation Report except to the extent that Seller has objected to particular line items in the Closing Report Dispute Notice within such thirty (30) day period.

(b) Within ten (10) days following Buyer’s receipt of the Closing Report Dispute Notice, Buyer shall send to Seller a reasonably detailed written notice of its disagreement with the Closing Report Dispute Notice (if any), or any component thereof (a “Closing Report Response Notice”). Buyer shall be conclusively deemed to have accepted the Closing Report Dispute Notice except to the extent that Buyer has objected to particular line items in the Closing Report Response Notice within such ten (10)-day period. Seller and Buyer shall attempt in good faith to resolve any remaining objections among themselves within five (5) days following Seller’s receipt of the Closing Report Response Notice. If such objections are resolved between Seller and Buyer, the Closing GAAP Balance Sheet and the Closing GAAP Book Value Calculation Report shall be as agreed in writing between Seller and Buyer. Any adjustments that are agreed to in writing between Seller and Buyer shall be incorporated into the Final Closing GAAP Balance Sheet or Final Closing GAAP Book Value Calculation Report. If Seller and Buyer are unable to reach a final resolution on all of the remaining objections relating to the Closing GAAP Balance Sheet and Closing GAAP Book Value Calculation Report within such five (5)-day period following Seller’s receipt of the Closing Report Response Notice, such remaining objections (“Closing Report Dispute”) shall be resolved in accordance with the procedures set forth in Exhibit D hereto (the “Closing Dispute Resolution Procedures”).

(c) The Final Closing GAAP Balance Sheet and Final Closing GAAP Book Value Calculation Report shall be final and binding upon the parties hereto for all purposes of this Agreement, including the payment, if any, contemplated by Section 2.4(d). The “Final Closing GAAP Balance Sheet” and “Final Closing GAAP Book Value Calculation Report” shall mean the Closing GAAP Balance Sheet and the Closing GAAP Book Value Calculation Report, respectively, in each case, together with any revisions thereto made pursuant to this Section 2.4, including, if necessary, in accordance with the Closing Dispute Resolution Procedures.

(d) If the GAAP Book Value as of 11:59:59 p.m., New York time, on the day prior to the Closing Date shown on the Final Closing GAAP Book Value Calculation Report minus $2,262,000 (such remainder, the “Closing GAAP Book Value”) is less than the

Closing Purchase Price, Seller shall pay to Buyer an amount equal to such difference in the manner provided in Section 2.4(d). If the Closing GAAP Book Value exceeds the Closing Purchase Price, Buyer shall pay to Seller an amount equal to such difference in the manner provided in Section 2.4(d).

(e) Payment of any amounts due under Section 2.4(d) shall be made within two (2) Business Days of the earliest to occur of (i) the date of delivery of the Final Closing GAAP Balance Sheet and Final Closing GAAP Book Value Calculation Report to Buyer and Seller, (ii) written notice from Seller to Buyer that it has no objections to the Closing GAAP Balance Sheet and Closing GAAP Book Value Calculation Report, (iii) expiration of the thirty (30)-day period for Seller to deliver a Closing Report Dispute Notice in accordance with Section 2.4(d). Payment of any amounts shall be made together with simple interest on such amounts at a rate of the 90-day Treasury Rate in effect on the Closing Date, from and including the Closing Date, to, but excluding, the date of payment. All amounts required to be transferred pursuant to this Section 2.4(d) shall be transferred in cash by Wire Transfer.

Section 2.5 Reserves.

(a) Buyer shall deliver to Seller a calculation of the aggregate actual and estimated losses and loss adjustment expenses (net of collected and collectable reinsurance) paid or payable after the Closing in respect of losses incurred prior to the Closing Date in respect of the Pre-Closing Insurance Contracts as of December 31 of the third calendar year following the calendar year of the Closing (the “Reserves Calculation”) within thirty (30) days following such date.

(b) If the aggregate actual and estimated losses and loss adjustment expenses (net of collected and collectable reinsurance) paid or payable in respect of losses incurred prior to the Closing Date in respect of the Pre-Closing Insurance Contracts as of December 31 of the third calendar year following the calendar year of the Closing as set forth in the Reserves Calculation exceeds the Company’s net reserves for such Pre-Closing Insurance Contracts as reflected in the Final Closing Balance Sheet, Seller shall pay to Buyer an amount equal to such difference in the manner provided in Section 2.5(d).

(c) If the Company’s net reserves for the Pre-Closing Insurance Contracts as reflected in the Final Closing Balance Sheet exceeds the aggregate actual and estimated losses and loss adjustment expenses (net of collected and collectable reinsurance) paid or payable in respect of losses incurred prior to the Closing Date in respect of such Pre-Closing Insurance Contracts as of December 31 of the third calendar year following the calendar year of the Closing as set forth in the Reserves Calculation, Buyer shall pay to Seller an amount equal to such difference in the manner provided in Section 2.5(d).

(d) All payments by Seller to Buyer or by Buyer to Seller pursuant to this Section 2.5 shall be (i) made promptly and in no event later than ten (10) Business Days after the delivery of the Reserve Calculation, together with simple interest on such amounts at a rate of 90 day Treasury Rate in effect on the Closing Date, from and including the Closing Date, to, but excluding, the date of payment and (ii) treated by the parties for all purposes as adjustments to the Closing Purchase Price. All amounts required to be transferred pursuant to this Section 2.5 shall be transferred in cash by Wire Transfer.

(e) Within thirty (30) days after each calendar quarter ending on the last day of March, June, September and December, respectively, Buyer shall provide to Seller an estimate of the Reserves Calculation and a claims run as the Company would undertake in the ordinary course of business.

(f) For a period of ninety (90) days following delivery of the Reserves Calculation to Seller, Buyer shall, and shall cause the Company and USIS to, afford to Seller and to the officers, employees and other Representatives of Seller reasonable access upon reasonable notice at reasonable times during normal business hours to the books and records, contracts, commitments and personnel of Buyer, the Company or their Affiliates to the extent such relate to the Reserves Calculation. If Seller wishes to object to the Reserves Calculation on the basis (i) of one or more alleged arithmetic errors, (ii) that the amount paid by the Company to resolve one or more claims for which Buyer or Seller, as the case may be, was otherwise entitled to indemnity pursuant to Section 2.5(b)or Section 2.5(c) (“Section 2.5 Claims”) was greater by more than an immaterial amount than the amount the Company otherwise would have had to pay to resolve such claims due to the Company’s management of such claims inconsistent with the Company’s management of non-Section 2.5 Claims of similar category, nature and exposure, or (iii) that the loss or loss adjusted expense reserves in respect of one or more Section 2.5 Claims which had not yet been resolved is greater by more than an immaterial amount than the amount the Company otherwise would have established for non-Section 2.5 Claims due to the establishment of such reserves being inconsistent with the manner in which the Company establishes reserves in respect of non-Section 2.5 Claims of similar category, nature and exposure, then Seller shall deliver a reasonably detailed written statement (the “Reserves Adjustment Dispute Notice”) describing such objections to Buyer within ninety (90) days of receipt of the Reserves Calculation. Notwithstanding the foregoing, under no circumstances may Seller set forth an objection in the Reserves Adjustment Dispute Notice pursuant to clause (ii) above unless Seller includes in the Reserves Adjustment Dispute Notice specific factual allegations supporting the objections therein. Seller shall be conclusively deemed to have accepted the Reserves Calculation except to the extent that Seller has set forth specific objections in the Reserves Adjustment Dispute Notice within such ninety (90) day period.

(g) Within twenty (20) days following Buyer’s receipt of the Reserves Adjustment Dispute Notice, Buyer shall send to Seller a reasonably detailed written notice of its disagreement with the Reserves Adjustment Dispute Notice (if any), or any component thereof (a “Reserves Adjustment Response Notice”). Buyer shall be conclusively deemed to have accepted the Reserves Adjustment Dispute Notice except to the extent that Buyer has objected to particular line items in the Reserves Adjustment Dispute Notice within such twenty (20)-day period. Seller and Buyer shall attempt in good faith to resolve any remaining objections among themselves within ten (10) days following Seller’s receipt of the Reserves Adjustment Response Notice. If such objections are resolved between Seller and Buyer, the Final Reserves Calculation shall be as agreed in writing between Seller and Buyer. Any adjustments that are agreed to in writing between Seller and Buyer shall be incorporated into the Final Reserves Calculation. If Seller and Buyer are unable to reach a final resolution on all of the remaining objections relating to the Reserves Calculation within such ten (10)-day period following Seller’s receipt of the

Reserves Adjustment Response Notice, such remaining objections (“Reserves Calculation Dispute”) shall be resolved in accordance with the procedures set forth in Exhibit E hereto (the “Reserves Dispute Resolution Procedures”).

(h) The “Final Reserves Calculation” shall mean the Reserves Calculation, unless there has been a permitted objection thereto in accordance with Sections 2.5(f) and (g), and in such case, the Reserves Calculation as adjusted in accordance with Section 2.5(g) and the Reserves Dispute Resolution Procedures.

(i) If the Final Reserves Calculation exceeds or is less than the Reserve Calculation, then payment by Seller to Buyer or by Buyer to Seller, as applicable, shall be (i) made promptly and in no event later than ten (10) Business Days after the determination of the Final Reserve Calculation, together with simple interest on such amounts at a rate of 90-day Treasury Rate in effect on the Closing Date, from and including the Closing Date, to, but excluding, the date of payment and (ii) treated by the parties for all purposes as adjustments to the Closing Purchase Price.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

Section 3.1 Organization, Standing and Corporate Power. Each of the Company and USIS is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and USIS is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have a Company Material Adverse Effect.

Section 3.2 Capital Structure; Certain Indebtedness. The authorized capital stock of the Company consists of 255,000 shares of common stock, par value $20.04 per share, of which 209,580 shares (the “Shares”) are issued and outstanding. Except as set forth in the preceding sentence, no shares of capital stock of or other voting or equity interest in the Company are issued, reserved for issuance or outstanding. Seller is the sole record and beneficial owner of, and holder of good and valid title to, the Shares, free and clear of all Liens. The Shares have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights or subscription rights or in violation of any Applicable Law or Contract. There are no shares of the Company’s capital stock held in the Company’s treasury. There are no outstanding options, warrants, conversion or other rights or agreements or understandings of any kind (other than this Agreement) for the purchase or acquisition from, or the sale or issuance by, Seller, the Company, USIS or any of their Affiliates of any shares of capital stock of or other voting or equity interests in the Company or USIS or any securities or rights convertible into or exercisable or exchangeable for any of the foregoing.

There are no outstanding obligations, contingent or otherwise, of the Company or USIS or any of their respective Subsidiaries to repurchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any securities described in the preceding sentence. There are no voting trusts, stockholder agreements, proxies or other similar rights, agreements or understandings with respect to the voting, transfer or dividend rights of any shares of capital stock of or other voting or equity interests in the Company or USIS. There are no bonds, debentures, notes or other indebtedness of the Company or USIS having voting rights (or convertible into or exchangeable for securities having voting rights). There are no capital appreciation rights, phantom stock plans, securities with participation rights or features or similar obligations and commitments of the Company or USIS.

Section 3.3 Subsidiaries. U.S. Insurance Services, Inc. (“USIS”) is the only Subsidiary of the Company. The authorized capital stock of USIS consists of 100,000 shares of common stock, par value $0.10 per share, of which 1,000 shares are issued and outstanding, comprising 900 Class A Voting Common shares and 100 Class B Non-Voting Common shares. Except as set forth in the preceding sentence, no shares of capital stock of or other voting or equity interest in USIS are issued, reserved for issuance or outstanding. The Company is the sole record and beneficial owner of, and holder of good and valid title to, all of the shares of capital stock of USIS, free and clear of all Liens. All of the outstanding shares of capital stock of USIS have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive or subscription rights or in violation of any Applicable Law, or Contract. There are no shares of USIS’ capital stock held in USIS’ treasury. Except for Investment Assets that constitute admitted assets under Applicable Law and the Investment Guidelines, neither the Company nor USIS owns, directly or indirectly, any capital stock or other type of equity interest in any Person or any securities convertible or redeemable into, or exercisable or exchangeable for, any capital stock or other type of equity interest in any Person.

Section 3.4 Authority. Seller is a Florida corporation duly incorporated, validly existing and in good standing under the laws of Florida. Parent is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of Parent and Seller has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. Each of Parent, Seller and/or their applicable Affiliates has the requisite corporate power and authority to enter into the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by such Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements by Parent, Seller and their applicable Affiliates and the consummation by Parent, Seller and their applicable Affiliates of the transactions contemplated hereby and thereby have been or, with respect to the Ancillary Agreements, will be, as the case may be, duly authorized by all necessary corporate action on the part of Seller, Parent and their applicable Affiliates. This Agreement has been duly executed and delivered by Seller and Parent and, assuming this Agreement constitutes the legal, valid and binding agreement of Buyer, constitutes a legal, valid and binding obligation of Seller and Parent, enforceable against Seller and Parent in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (clauses (i) and (ii), the “Enforceability Exceptions”). At the Closing, each of the Ancillary Agreements will be duly executed and delivered by Parent, Seller and/or their applicable Affiliates and, assuming such Ancillary Agreement constitutes the legal, valid and binding agreement of each other party thereto, constitutes a legal, valid and binding obligation of Parent, Seller and/or their applicable Affiliates enforceable against Parent, Seller and/or their applicable Affiliates in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.5 Noncontravention; Consents. Except as disclosed in Section 3.5 of the Disclosure Schedule, the execution and delivery by Seller and Parent of this Agreement and by Parent, Seller and/or their applicable Affiliates with respect to the Ancillary Agreements do not and the consummation by Seller and Parent of the transactions contemplated by this Agreement and the consummation by Parent, Seller and/or their applicable Affiliates with respect to the transactions contemplated by the Ancillary Agreements will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws of the Company or the comparable organizational documents of USIS or of Parent, Seller and their applicable Affiliates, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, amendment, acceleration or cancellation under, or result in the creation of any Lien on any material property or asset of the Company, USIS or the Business under any Contract, Permit, franchise, license or instrument to which Parent, Seller, any applicable Affiliates of Parent or Seller, the Company or USIS is a party or by which their respective assets are subject or bound, (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law or Governmental Order applicable to Parent, Seller, any applicable Affiliate of Parent or Seller, the Company, or USIS, (iv) result in a breach or violation, constitute a default under, or otherwise cause an impairment or revocation of, any material Permit related to the Business or (v) result in any material incremental restriction or obligation on the operation or scope of the Business or on Buyer or its Affiliates after the Closing, or the grant of any material incremental rights by the Company, USIS or Buyer or any of its Affiliates after the Closing under any Contract or Permit to which the Company or USIS is a party or by which any of their respective properties or assets are subject or bound. No consent, approval or authorization of, or declaration or filing with, or notice to, any court or governmental or regulatory authority or agency, arbitral body or Self-Regulatory Organization, domestic or foreign (a “Governmental Entity”) or Third Party Consent is required by or with respect to Parent, Seller, any applicable Affiliate of Parent or Seller, the Company or USIS in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Parent, Seller, any applicable Affiliate of Parent and Seller, the Company and USIS or the consummation by Parent, Seller, any applicable Affiliate of Parent and Seller, the Company and USIS of any of the transactions contemplated hereby and thereby except for (i) the approvals, filings and notices required under the insurance laws of the jurisdictions set forth in Section 3.5 of the Disclosure Schedule, (ii) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.5 of the Disclosure Schedule and (iii) such other consents, approvals, authorizations, declarations, filings or notices (other than those required under the insurance laws of the jurisdictions set forth in Section 3.5 of the Disclosure Schedule), the failure of which to be obtained or made would not be material to the Business.

Section 3.6 GAAP Financial Statements. Seller has previously delivered to Buyer true and complete copies of (i) the unaudited balance sheet for the Business as of December 31, 2013 (the “GAAP December Balance Sheets”) and the related statements of income and stockholder’s equity for the year then ended, (ii) the unaudited balance sheet for the Business as of June 30, 2014 and the related statement of income and stockholder’s equity for the six month period then ended (the “Interim GAAP Statements”) and (ii) reconciliations (A) of the GAAP December Balance Sheets to the SAP December Financial Statements and (B) the Interim GAAP Statements to the Interim SAP Statements. Except as set forth in the notes thereto or in Section 3.6 of the Disclosure Schedule, the foregoing financial statements (the “GAAP Financial Statements”) have been derived from the Books and Records, were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods presented and fairly present in all material respects the financial position of the Business as of the dates thereof for the periods then ended in conformity with GAAP (subject to the absence of footnotes and, in the case of the Interim GAAP Statements, to normal year-end adjustments).

Section 3.7 SAP Financial Statements. Seller previously delivered to Buyer true and complete copies of (a) the statutory annual statement of the Company containing the annual statutory statement of assets, liabilities surplus and other funds as of December 31, 2013 and the related statement of income and cash flows for the year then ended, as filed with the Arizona Department of Insurance (the “SAP December Financial Statements”), (b) the audited statutory financial statement of the Company containing the statutory statement of admitted assets, liabilities and capital and surplus as of December 31, 2013 and the related statutory statement of income, statutory statement of changes in capital and surplus and statutory statement of cash flows for the years then ended (the “Audited SAP Financial Statements”) and (c) the statutory quarterly statement of the Company containing the unaudited statement of assets, liabilities, surplus and other funds of the Company as of June 30, 2014 and related unaudited statement of income and cash flows for the three month period then ended, as filed with the Arizona Department of Insurance (the “Interim SAP Statements” and collectively with the SAP December Financial Statements and the Audited SAP Financial Statements, the “SAP Financial Statements”). The SAP Financial Statements (i) have been timely filed with or submitted to the Arizona Department of Insurance, (ii) have been derived from the Books and Records, (iii) were prepared in conformity with statutory accounting practices prescribed by the Arizona Department of Insurance applied on a consistent basis (“SAP”) and (iv) present fairly in all material respects the statutory financial condition of the Company at their respective dates and the results of operations, changes in capital and surplus and cash flows of the Company for each of the periods then ended (subject, in the case of the Interim SAP Statements, to normal year-end adjustments), in each case, except as set forth in Section 3.7 of the Disclosure Schedule. No deficiency has been asserted by a Governmental Entity with respect to any SAP Financial Statement that has not been resolved to the satisfaction of the applicable Governmental Entity prior to the date hereof.

Section 3.8 No Undisclosed Liabilities. There are no Liabilities of the Company or USIS of any kind that would be required to be reflected on a balance sheet (or in the notes thereto, including commitment and contingency disclosures) prepared in accordance with GAAP of the Company or USIS, as applicable, other than (a) liabilities provided for or reflected in the Interim GAAP Statements, (b) liabilities disclosed in Section 3.8 of the Disclosure Schedule and (c) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2014.

Section 3.9 Absence of Certain Changes or Events. Except as disclosed in Section 3.9 of the Disclosure Schedule or as otherwise expressly contemplated by this Agreement, the Ancillary Agreements or the Restructuring Transactions, since June 30, 2014 (a) the Business has been conducted in the ordinary course, and there has not occurred any event or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (b) none of Seller, the Company or USIS has taken any action that, if taken after the date hereof and prior to the Closing Date, would require the consent of Buyer pursuant to Section 5.1.

Section 3.10 Benefit Plans. Except as disclosed in Section 3.10 of the Disclosure Schedule:

(a) Each Company Employee Benefit Plan and each Parent Employee Benefit Plan is listed in Section 3.10(a) of the Disclosure Schedule. Seller has made available a true and complete copy of each Company Employee Benefit Plan and each Parent Employee Benefit Plan and the following items (in each case, only if applicable) with respect to Company Employee Benefit Plans: (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three most recently filed annual reports on the Internal Revenue Service Form 5500, including attachments (and, if applicable, all reports of auditors or accountants); (iv) any material correspondence or other material written communications to or from any Governmental Entity relating to such Company Employee Benefit Plan for which the Company or any of its Subsidiaries or any fiduciary has or may have any liability; and (v) the most recently received IRS determination or opinion letter.

(b) Each Company Employee Benefit Plan is, and since January 1, 2012 has been, in compliance in all material respects with Applicable Law and has been administered and operated in all material respects in accordance with its terms. There are no pending or, to the Knowledge of Seller, threatened Actions with respect to any Company Employee Benefit Plan, by any employee or beneficiary covered under any such Company Employee Benefit Plan, as applicable, or otherwise involving any such Company Employee Benefit Plan (other than routine claims for benefits). None of the Company Employee Benefit Plans provide for tax reimbursement payments or gross-up payments for excise taxes imposed under Section 4999 or 409A of the Code.

(c) Each Company Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service. The trusts maintained thereunder have been determined to be exempt from taxation under Section 501(a) of the Code, and no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.

(d) All contributions which the Company was required to make under the terms of the Company Employee Benefit Plans on or prior to the date hereof (excluding any amounts not yet due and payable) have been paid or accrued on the GAAP Financial Statements in accordance with GAAP.

(e) The Company and USIS have not maintained any Company Employee Benefit Plan (other than a Company Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code) which provides benefits with respect to Employees or former employees following their termination of service with the Company or USIS (other than as required under COBRA). Each Company Employee Benefit Plan subject to the requirements of COBRA has been operated in substantial compliance therewith.

(f) No Company Employee Benefit Plan is or has been subject to Title IV of ERISA. No liability under Title IV or Section 302 of ERISA or Section 412 of the Code has been incurred by the Company or USIS and no condition exists that presents a material risk to the Company or USIS of incurring such liability, other than liability of an ERISA Affiliate for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). No Company Employee Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA) and the Company has not been obligated to contribute to any multiemployer plan and neither the Company nor USIS has any current or contingent liability or obligation with respect to any such multiemployer plan.

(g) Section 3.10(g) of the Disclosure Schedule contains a list of each individual who provides personal services primarily to the Business as a consultant or independent contractor (each, a “Consultant”) as of the date hereof, which schedule sets forth the termination date, if applicable, of each Consultant’s arrangement with Seller or its Affiliates.

(h) Section 3.10(h) of the Disclosure Schedule contains a list of each Employee and each such Employee’s job title, date of hire, job grade, employment status (full time, part-time, temporary, leave of absence, disability leave or seasonal), and whether such employee is eligible to receive an annual bonus.

(i) The Company and USIS are neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council with respect to any Employee. No labor union, labor organization, works council or Employee has made a pending demand for recognition or certification to the Company or USIS with respect to any Employees, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any Employees. Since January 1, 2012, there has been no actual or, to the Knowledge of Seller, threatened unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Company, USIS, or with respect to the Business.

Section 3.11 Taxes. Except as disclosed in Section 3.11 of the Disclosure Schedule:

(a) All material Tax Returns required to be filed by or with respect to the Company or USIS have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes required to be paid (or withheld and remitted) by or on behalf of the Company or USIS, or with respect to any Transferred Asset, Assigned Contract or the Business, whether or not shown as due and payable on any Tax Return, have been timely paid (or caused to be timely paid or duly and timely withheld and remitted) to the proper Taxing Authority, except for any such Taxes that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been specifically identified and reserved for in the GAAP December Balance Sheets.

(c) The GAAP December Balance Sheets properly reflect, in accordance with GAAP, all material amounts of unpaid Taxes of the Company and USIS as of December 31, 2013, and no Tax liability has been incurred by or with respect to the Company or USIS since December 31, 2013, except for Taxes incurred in the ordinary course of business consistent with past practice.

(d) No Taxes of or with respect to the Company or USIS, or with respect to the assets of the Company or USIS are being contested as of the date hereof and there are no audits, claims, assessments, levies, administrative or judicial proceedings pending, or threatened or proposed in writing, regarding Taxes of or with respect to the Company or USIS, or with respect to the assets of the Company or USIS.

(e) There are no outstanding written Contracts in effect to extend the period of limitations for the assessment or collection of any material Taxes for which the Company or USIS may be liable. No power of attorney has been granted by or with respect to the Company or USIS with regard to any matters relating to Taxes.

(f) Each of the Company and USIS has withheld from payments to its shareholders, creditors and other applicable Persons (and timely paid to the appropriate Taxing Authority) proper and accurate amounts for Taxes in compliance in all material respects with all Tax withholding provisions of applicable federal, state, local and non-U.S. Tax Laws (including income, social security, and employment Tax withholding for all types of compensation).

(g) Neither the Company nor USIS is a party to or is subject to any Contract relating to the sharing, allocation or payment of, or indemnity for, any Taxes, other than any such Contract entered into in the ordinary course of business consistent with past practice.

(h) Neither the Company nor USIS is required to make any adjustment in any material respect (nor has any Taxing Authority proposed in writing any such adjustment) pursuant to Section 481 of the Code, or any similar provision of Applicable Law, for any Straddle Period or any Post-Closing Tax Period as a result of a change in accounting method. Neither the Company nor USIS is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law)

executed at or prior to the Closing, (ii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), (iii) installment sale or open transaction disposition made at or prior to the Closing or (iv) prepaid amount received at or prior to the Closing.

(i) Neither the Company nor USIS is or has been a party to any “listed transaction,” as defined in Sections 6011, 6662A, and 6707A of the Code and Treasury Regulations Section 1.6011-4(b).

(j) Neither the Company nor USIS (i) has ever been a member of an affiliated, combined, consolidated or unitary group for purposes of filing any Tax Return, other than for purposes of filing affiliated, combined, consolidated or unitary Tax Returns of a group of which Parent was the common parent, or (ii) has any liability arising as a transferee or successor or by contract (other than a contract entered into in the ordinary course of the business).

(k) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or USIS.

(l) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Tax Returns are not filed with respect to the Company or USIS that the Company or USIS may be subject to taxation by that jurisdiction.

(m) Neither the Company nor USIS has distributed the stock of another Person, or has had its stock distributed by another Person, within the two-year period preceding the date of this Agreement or as part of a plan (or series of related transactions), as defined in Section 355(e) of the Code, which includes the transactions contemplated by this Agreement, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(n) Parent filed a consolidated U.S. federal income tax return with the Company and USIS for the taxable year immediately preceding the current taxable year and Seller is eligible to make an election under Section 338(h)(10) of the Code with respect to the sale of the Shares.

(o) The Company has, since the date of its inception, been taxed as an insurance company pursuant to Section 831 of the Code. Neither the Company nor USIS has held reserves that qualify as “life insurance reserves” pursuant to Section 816 of the Code or any Treasury Regulation under Subchapter L of the Code.

(p) Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement (including Section 3.10) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company, USIS or any of their respective assets.

(q) Except as provided elsewhere in this Agreement (including Section 3.10), the parties hereto agree that this Section 3.11 contains the sole representations and warranties with respect to Taxes.

Section 3.12 Compliance with Applicable Laws.

(a) Except as disclosed in Section 3.12 of the Disclosure Schedule, each of the Company and USIS has, and has had since January 1, 2012, in full force and effect all Federal, state, local and foreign governmental approvals, authorizations, consents, franchises, licenses, permits, certificates, registrations, filings and rights (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on the Business as now conducted, except for failures of Permits to be in full force and effect which would not reasonably be expected to be material to the Business. Since January 1, 2012, none of the Company, USIS or their Affiliates has received any written notification or, to the Knowledge of Seller, oral notification regarding (i) any actual or alleged violation of, or failure to comply with, any Permit that is material to the operation of the Business or (ii) any actual or potential revocation, suspension, termination of, or modification to, any such Permit. All applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Entity.

(b) Except as disclosed in Section 3.12 of the Disclosure Schedule, each of the Company, USIS and their Affiliates is, and since January 1, 2012 has been, in compliance with all Applicable Laws and Governmental Orders, except for such noncompliance which would not reasonably be expected to be material to the Business, and is not subject to any outstanding Governmental Order or bound by any agreement or understanding with any Governmental Entity that by its terms restricts, or otherwise relates to, the Company, USIS or the Business. Since January 1, 2012, none of the Company or USIS or, with respect to the Business, any of their Affiliates has received any written notification or, to the Knowledge of Seller, oral notification of any asserted past or present failure to comply with any Applicable Law or Governmental Order and, to the Knowledge of Seller, there has not been any threat to provide such notification.

Section 3.13 Litigation.

(a) Except as disclosed in Section 3.13(a) of the Disclosure Schedule there is no Action (excluding any Actions arising in the ordinary course of business relating solely to claims under, and within the applicable policy limits of, Pre-Closing Insurance Contracts) pending or, to the Knowledge of Seller, threatened against or affecting the Company, USIS or the Business that would reasonably be expected to be material to the Business.

(b) Except as disclosed in Section 3.13(b) of the Disclosure Schedule, as of the date hereof there is no Action pending or, to the Knowledge of Seller, threatened against or affecting Seller, the Company or USIS that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements or (ii) would reasonably be expected to prohibit, materially impair or delay the ability of Seller to consummate any of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.14 Reserves. Notwithstanding any other provision of this Agreement (including Sections 3.6, 3.7, and 3.8), Seller is not making any representation or warranty whatsoever, express or implied, in or pursuant to this Agreement or otherwise concerning whether such reserves are sufficient; provided, that nothing in this sentence shall limit, restrict or otherwise modify the obligations of Seller in Section 2.5. The reserves for payment of insurance policy benefits, losses, claims and expenses of the Company as set forth in the GAAP Financial Statement and SAP Financial Statement, in each case as of December 31, 2013 (a) have been computed in accordance with accepted loss reserving standards and principles and (b) have met the requirements of the insurance laws of the State of Arizona.

Section 3.15 Contracts.

(a) Section 3.15 of the Disclosure Schedule contains a complete and correct list, as of the date hereof, of all Material Contracts. Complete and correct copies of all Material Contracts (including any amendments, modifications or supplements thereto) have been made available to Buyer. The term “Material Contracts” means all of the following types of Contracts (A) to which the Company or USIS is a party (excluding Pre-Closing Insurance Contracts) or by which any of their assets or the Business are bound or (B) that are otherwise necessary to the operation of the Business:

(i) Contracts that call for payments by, to or on behalf of, the Company or USIS or delivery or receipt of goods and services with a fair market value in excess of $200,000 per annum during the remaining term thereof, other than Contracts that by their terms may be terminated by the Company or USIS with notice of not more than sixty (60) days;

(ii) Except as set forth on Section 3.10(a) of the Disclosure Schedule, Contracts with any present or former officer, director or employee of the Company or USIS (including employment agreements and agreements evidencing loans or advances to any such Person or any Affiliate of such Person), other than (A) Contracts that by their terms may be terminated by the Company or USIS with notice of not more than sixty (60) days without liability, penalty or premium, (B) Contracts relating to annual base salary not in excess of $200,000 in any one case and (C) Contracts that provide for payments based solely on products sold and require no minimum payments;

(iii) Contracts that create any partnership, joint venture, limited liability company or similar arrangement;

(iv) mortgages, indentures, loan or credit agreements, security agreements and other Contracts and instruments relating to the borrowing of money or extension of credit by the Company or USIS or the direct or indirect guarantee by the Company or USIS of any obligation of any Person for borrowed money or other financial obligation of any Person or any other liability of the Company or USIS in respect of indebtedness for borrowed money or other financial obligations of any Person, in any case in excess of $200,000;

(v) leases or subleases of real property used in the conduct of the Business or to which the Company or USIS is a party providing for annual rental payments in any case in excess of $100,000;

(vi) Contracts (A) in respect of products or services of the Company or USIS distributed by Producers that account for 2.5% or more of the commercial and personal lines annual gross premiums written in 2013 by the Company, (B) in respect of products or services of the Company or USIS distributed by Producers that account for 2.5% or more of the agricultural annual gross premiums written in 2013 by the Company and (C) between USIS and its ten largest Producers for its fiscal year ended December 31, 2013;

(vii) asset management Contracts with Seller or an Affiliate of Seller or with a third Person under which Seller, such Affiliate or such third Person manages assets of the Company or USIS;

(viii) Contracts under which Persons other than Seller or Affiliates of Seller provide material administrative services, claims administration or underwriting services with respect to any Pre-Closing Insurance Contract;

(ix) Contracts under which Persons other than Seller or Affiliates of Seller provide Intellectual Property or information technology products or services to the Company or USIS;

(x) Contracts that relate to the acquisition or disposition of any business (whether by merger, sale or purchase of stock, sale or purchase of assets, bulk reinsurance or otherwise) that were entered into in the last five (5) years or under which there are any material ongoing obligations;

(xi) Contracts under which the Company or, with respect to the Business, Seller or its Affiliates have ceded or retroceded risks to reinsurers or retrocessionaires and that are in force as of the date hereof or under which such cedent or retrocedent may have any remaining rights or obligations (the “Ceded Reinsurance Contracts”);

(xii) any Assigned Contract; and

(xiii) any Contract that is material to the Business and that has an unexpired term exceeding one (1) year and by its terms may not be terminated by the Company or USIS with notice of not more than sixty (60) days without liability, penalty or premium.

(b) There exists no material breach or event of default (or any event that with notice, passage of time or both would constitute a material breach or event of default) on the part of the Company, USIS or their Affiliates with respect to any Material Contract or, as of the date hereof, to the Knowledge of Seller, any other party thereto. Each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Company, USIS or their Affiliates, as the case may be, and is enforceable by such party against each other party thereto in accordance with its terms, subject to the Enforceability Exceptions. None of the Company, USIS or their Affiliates has received any written, or to the Knowledge of Seller, oral notice of a cancellation or non-renewal of or an intent to cancel or not renew any Material Contract.

(c) None of the Company or USIS or, with respect to the Business, any of their Affiliates is a party to any Contract containing any provision or covenant (A) limiting the ability of the Company, USIS or Buyer or its Affiliates to engage in any line of business, to compete with any Person, or to do business with any Person or in any location or geographic area, (B) obligating the Company, USIS or Buyer or its Affiliates to conduct any business on an exclusive basis with any Person, (C) providing the counterparty thereto with “most favored nation,” right of first refusal, first offer or similar right or (D) purporting to impose or restrict the conduct of business of Buyer and its Affiliates (other than the Company or USIS) or resulting in Buyer or any of its Affiliates (other than the Company or USIS) being obligated to pay any amounts, or offer any discounts, to any third party (other than payments that would have been owing by Buyer or its Affiliates (other than the Company and USIS) or discounts that Buyer or its Affiliates (other than the Company or USIS) would have been obligated to provide absent the consummation of the transactions contemplated by this Agreement).

Section 3.16 Insurance Regulatory Matters.

(a) Each of the Company and USIS has filed all material reports, statements, documents, registrations, filings, or submissions required to be filed with any Governmental Entity since January 1, 2012, and all such reports, statements, documents, registrations, filings, or submissions were timely filed and complied in all material respects with Applicable Law and Permits when filed or as amended or supplemented, and, except as set forth in Section 3.16 of the Disclosure Schedule, no deficiencies or violations have been asserted by any Governmental Entity with respect to such reports, statements, documents, registrations, filings, or submissions that have not been resolved to the satisfaction of the applicable Governmental Entity prior to the date hereof.

(b) Seller has made available to Buyer true and complete copies of the most recent report on financial examination and market conduct reports of each of the Company and USIS and all other reports or findings from any audits, examinations or investigations (including the reports or findings from any financial, market conduct and similar examinations or drafts of such reports or findings if the final report or findings are not yet available) performed with respect to the Company and USIS by or on behalf of any Governmental Entity and all other material reports on financial examination, market conduct reports and other reports delivered by any Governmental Entity in respect of the Business since January 1, 2012. All material deficiencies or violations noted in any reports or findings described in the preceding sentence have been cured or otherwise resolved to the satisfaction of such Governmental Entity prior to the date hereof or to the Knowledge of Seller are no longer being pursued by such Governmental Entity following a response by the Company and USIS prior to the date hereof. As of the date hereof, no audits or examinations are currently being performed or, to the Knowledge of Seller, are scheduled to be performed with respect to the Company or USIS by any Governmental Entity.

(c) Seller has made available to Buyer true and complete copies of all material analyses and reports submitted by the Company to any Governmental Entity since January 1, 2012 relating to the Company’s risk-based capital calculations.

(d) The Company is domiciled in the State of Arizona and is not “commercially domiciled” in any other jurisdiction.

Section 3.17 Technology and Intellectual Property.

(a) Section 3.17 of the Disclosure Schedule sets forth, as of the date hereof, a list of all (i) issued Patents and Patent applications, (ii) registrations and applications for Trademarks, (iii) Copyrights that are the subject of a registration or application for registration, and (iv) material Software, in each case, that is included in the Owned IP or the Transferred Assets. The Company or USIS, as applicable, owns all Owned IP and will as of the Closing own all Intellectual Property included in the Transferred Assets (the “Transferred IP Assets”) other than Software licensed to the Company or USIS, free and clear of all Liens other than Permitted Liens.

(b) To the Knowledge of Seller, the conduct of the Business as conducted since January 1, 2012 does not, and the Owned IP and Transferred IP Assets do not, (i) infringe, misappropriate or otherwise violate, and has not infringed misappropriated or otherwise violated, any Intellectual Property of any third party, except as would not reasonably be expected to, individually or in the aggregate be material to the Business or (ii) require any payment for the use of such Intellectual Property of any third party (except for the payment of licensing or maintenance fees in the ordinary course of business consistent with past practice), and none of Seller or any of its Affiliates has received any written notice of any of the foregoing.

(c) With respect to the Software included in the Owned IP or the Transferred IP Assets: (i) to the extent such Software was developed by or on behalf of the Company or USIS or one of their Affiliates, there are no defects in such Software, including any error or omission in the processing of any transactions, that are material to the Business, other than defects which have been remedied as of the date hereof, (ii) to the extent such Software was not developed by or on behalf of the Company, USIS or one of their Affiliates, to the Knowledge of Seller, there are no defects in such Software, including any error or omission in the processing of any transactions, that are material to the Business, other than defects which have been remedied as of the date hereof and (iii) to the Knowledge of Seller and to the extent such Software is under the control of the Company, USIS or one of their Affiliates, no such Software contains any malicious code designed to disrupt, disable, or otherwise impair the functioning of any other Software.

(d) Since January 1, 2012, there have been no (i) material security breaches in or unauthorized accesses to (A) the Company’s or USIS’ information technology systems or (B) the information technology systems of Seller or any of its Affiliates that compromised confidential information, customer information or Trade Secrets of the Company or USIS or otherwise related to the Business, and (ii) disruptions in any of the Company’s or USIS’ information technology systems that materially adversely affected the Business.

Section 3.18 Real Property. Neither the Company nor USIS currently owns, or has ever owned, any real property. Section 3.18 of the Disclosure Schedule sets forth a list of all real property in which the Company or USIS has a leasehold interest (the “Leased Real Property”) that is material to the conduct of the Business and all leases and subleases relating thereto. The Company or USIS, as the case may be, has a valid leasehold interest in the Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Leased Real Property is not subject to any sublease or other right of occupancy in favor of a third party. To the Knowledge of Seller, each Leased Real Property is free from any use or occupancy restrictions that interfere in any material respect with the use of such Leased Real Property for the conduct of the Business. None of Seller or its Affiliates (including the Company and USIS) have received written or oral notice of any (i) material conflict or dispute related to or adversely affecting the activities or rights of Seller or its Affiliates (including the Company and USIS) on the Leased Real Property, or (ii) pending or threatened Action regarding condemnation, expropriation, relocation or other eminent domain proceeding affecting any Leased Real Property.

Section 3.19 Insurance Issued by the Company.

(a) The Pre-Closing Insurance Contracts are, and since January 1, 2012 have been, to the extent required under Applicable Law and applicable Permits, on forms and certificates approved by all applicable Governmental Entities or filed and not objected to by such Governmental Entities within the period provided for objection. The Pre-Closing Insurance Contracts are, and since January 1, 2012 have been, to the extent required by Applicable Law and applicable Permits, issued and administered, in all material respects, in accordance with rates and rating plans approved by all applicable Governmental Entities or filed and not objected to by such Governmental Entities within the period provided for objection.

(b) There are no material unpaid claims or assessments in each case made against the Company by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund.

(c) The Company has no Contracts to which the Company is a party with a non-Affiliate under which the Company has assumed any insurance risk from other insurers or other reinsurers and under which the Company has any remaining Liabilities.

Section 3.20 Ceded Reinsurance.

(a) (i) The Company has not given or received since January 1, 2012 any written or, to the Knowledge of Seller, oral, notice of termination, recapture, rescission, acceleration or breach (provisional or otherwise) in respect of any Ceded Reinsurance Contract, (ii) no reinsurer under any Ceded Reinsurance Contract has sought in writing or, to the Knowledge of Seller, orally since January 1, 2012 to deny or limit coverage or revoke, terminate or rescind any Ceded Reinsurance Contract or otherwise claimed in writing or, to the Knowledge of Seller, orally that any Ceded Reinsurance Contract ceases to be in full force and effect or is invalid or unenforceable (in whole or in part) and (iii) the Company has not received since January 1, 2012 any written or, to the Knowledge of Seller, oral notice from any party to any Ceded Reinsurance Contract of any dispute with respect to such Ceded Reinsurance Contract.

(b) No Ceded Reinsurance Contract contains any provision under which the reinsurer or retrocessionaire may terminate such agreement or require the posting of collateral by reason of (i) a ratings downgrade of the Company below certain minimum ratings issued by a credit rating agency as set forth in such Ceded Reinsurance Contract or (ii) a reduction of the Company’s capital and surplus below a certain level as set forth in such Ceded Reinsurance Contract.

(c) There are no separate written or oral agreements between the Company and the reinsurer under any Ceded Reinsurance Contract that would reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any Ceded Reinsurance Contract, other than (i) inuring contracts that are explicitly defined in any such Ceded Reinsurance Contract or (ii) amendments, novations, assignments or recapture agreements with respect to such Ceded Reinsurance Contract that are listed in Section 3.15 of the Disclosure Schedule opposite the name of such Ceded Reinsurance Contract. As of December 31, 2013, the Company was entitled under Applicable Law and SAP to take full financial statement credit for all amounts for which such financial statement credit was taken in the SAP December Financial Statements as at December 31, 2013.

Section 3.21 Producers; Sale Practices.

(a) To the Knowledge of Seller, each insurance agent, marketer, underwriter, wholesaler, broker, distributor or other producer that wrote, sold, produced or marketed any Pre-Closing Insurance Contracts (each, a “Producer”), at the time such Producer wrote, sold, produced or marketed such Pre-Closing Insurance Contracts, was duly licensed and appointed as required by Applicable Law (for the type of business written, sold, produced or marketed on behalf of the Company or USIS, as applicable) in the particular jurisdiction in which such Producer wrote, sold, produced or marketed such Pre-Closing Insurance Contracts.

(b) To the Knowledge of Seller, no Producer has been since January 1, 2012, or is currently, in violation in any material respect (with or without notice, the passage of time or both would be in violation in any material respect) of any Applicable Law applicable to the writing, sale, production or marketing of the Pre-Closing Insurance Contracts.

Section 3.22 Investment Assets.

(a) Section 3.22 of the Disclosure Schedule sets forth a true and complete list of all Investment Assets owned by the Company as of September 30, 2014 with information included therein as to the cost of each such Investment Asset and the market value thereof as of September 30, 2014. To the Knowledge of Seller, as of September 30, 2014, none of the Investment Assets owned by the Company (i) was in arrears or breach or default in the payment of principal or interest or dividends or (ii) was permanently impaired to any extent. None of the Investment Assets is subject to any Liens, other than Permitted Liens. The Investment Assets owned by the Company comply, and since January 1, 2012 have complied, in all material respects with the Investment Guidelines and were acquired in compliance, in all material respects, with Applicable Law.

(b) Seller has made available to Buyer a true and complete copy of the Investment Guidelines.

Section 3.23 Actuarial Reports. Seller has made available to Buyer a true and complete copy of the actuarial reports with respect to the Company for the calendar years ended December 31, 2012 and December 31, 2013, and the six month period ending on

June 30, 2014, and all attachments, opinions, certifications, supplements and modifications thereto as of the date hereof (the “Actuarial Reports”). The Actuarial Reports contain a complete and accurate in all material respects inventory of in force Pre-Closing Insurance Contracts that were issued, reinsured or assumed by the Company at the time of preparation; provided that no representation or warranty is made with respect to projections of future economic events, future expenses, new business production levels or future management actions.

Section 3.24 Books and Records.

(a) The Books and Records are, and since January 1, 2012, have been, maintained in all material respects in compliance with Applicable Law and applicable Permits.

(b) Each of the Company and USIS maintains internal accounting controls that provide reasonable assurance that: (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization; and (iv) the reporting of its assets is compared with existing assets at regular intervals.

Section 3.25 Sufficiency of Assets. Except as set forth in Section 3.25 of the Disclosure Schedule, as of the Closing, the assets, properties and rights of the Company and USIS and the assets, rights, properties and services made available to Buyer, the Company and USIS pursuant to this Agreement and the Ancillary Agreements, will comprise all of the assets, properties and rights necessary to permit Buyer to conduct the Business immediately following the Closing in all material respects as such Business is being conducted as of the date hereof, and no such assets, properties and rights are subject to any Liens (other than Permitted Liens and the obligations set forth in this Agreement or any Ancillary Agreement). All personal property and other tangible assets owned or leased by the Company and USIS (other than the Investment Assets) are in good condition, working order and repair in all material respects, subject to ordinary wear and tear and obsolescence, and have been maintained in all material respects in the ordinary course of business consistent with past practice.

Section 3.26 Brokers. No broker, investment banker, financial advisor or other Person, other than Aon Benfield Securities, Inc. and Blackstone Advisory Partners L.P., the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates (including the Company).

Section 3.27 Affiliate Transactions. Section 3.27(i) of the Disclosure Schedule contains a true and complete list of all Affiliate Agreements in effect as of the date hereof. True and correct copies of all the Affiliate Agreements (including any amendments, modifications or supplements thereto) have been made available to Buyer. Section 3.27(ii) of the Disclosure Schedule contains a true and complete list, description and amount for each intercompany balance (including with respect to any intercompany loans, notes and advances regardless of their maturity and all intercompany receivables and payables, inclusive of any accrued and unpaid interest), between the Company or USIS on the one hand, and any of Seller or any of its Affiliates (other than the Company or USIS) on the other, as of June 30, 2014. Since December 31, 2013, there has not been any accrual of liability by the Company or USIS to Seller or any of its Affiliates (other than the Company or USIS) or other transaction between the Company or USIS, on the one hand, and any of Seller or any of its Affiliates (other than the Company or USIS), on the other hand, except in the ordinary course of business consistent with past practice.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization, Standing and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have a Buyer Material Adverse Effect.

Section 4.2 Authority. Each of Buyer Parent and Buyer has the requisite corporate power and authority to enter into each of the Transaction Agreements and to consummate the transactions contemplated by the Transaction Agreements. The execution and delivery of the Transaction Agreements and the consummation by Buyer Parent and Buyer of the transactions contemplated by the Transaction Agreements have been duly authorized by all necessary corporate action on the part of Buyer and Buyer Parent. No action by the stockholders of Buyer is necessary to authorize the execution and delivery by Buyer of the Transaction Agreements and the consummation by Buyer of the transactions contemplated by the Transaction Agreements. This Agreement has been duly executed and delivered by Buyer and Buyer Parent and, assuming this Agreement constitutes the legal, valid and binding agreement of Seller and Parent, constitutes a legal, valid and binding obligation of Buyer and Buyer Parent, enforceable against Buyer and Buyer Parent in accordance with its terms subject to the Enforceability Exceptions. At the Closing, each of the Ancillary Agreements will be duly executed and delivered by Buyer and Buyer Parent and, assuming such Ancillary Agreement constitutes the legal, valid and binding agreement of each other party thereto, constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 Noncontravention; Consents. Except as disclosed in Section 4.3 of the Buyer Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements do not and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not, (i) conflict with any of the provisions of the certificate of incorporation or the by-laws of Buyer Parent or Buyer, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, amendment, acceleration or cancellation under, or result in the creation of any Lien on any property or asset of Buyer or under, any material Contract, permit, franchise, license or instrument to which Buyer Parent or Buyer is a party or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law or Governmental Order applicable to Buyer Parent or Buyer. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity or other third party is required by or with respect to Buyer Parent or Buyer in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Buyer or the consummation by Buyer Parent and Buyer of any of the transactions contemplated hereby and thereby except for (i) the approvals, filings and notices required under the insurance laws of the jurisdiction set forth in Section 4.3(i) of the Buyer Disclosure Schedule and (ii) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 4.3(ii) of the Buyer Disclosure Schedule.

Section 4.4 Purchase Not for Distribution. The Shares to be acquired under the terms of this Agreement will be acquired by Buyer for its own account and not with a view to distribution. Buyer will not resell, transfer, assign or distribute the Shares, except in compliance with the registration requirements of the Securities Act of 1933, as amended, or pursuant to an available exemption therefrom.

Section 4.5 Solvency. Assuming the representations and warranties of Seller in this Agreement are true and correct as of the Closing Date, and that each of the representations and warranties in this Section 4.5 would be true and correct immediately before giving effect to the transactions contemplated by this Agreement, then immediately after giving effect to the transactions contemplated by this Agreement (including the payment of the Closing Purchase Price and any financings to be undertaken in connection therewith), (i) none of the Company or USIS will have incurred debts beyond its ability to pay such debts as they mature or become due, (ii) the then present fair saleable value of the assets of the Company and USIS will not exceed the amount that will be required to pay its probable liabilities (including the probable amount of all contingent liabilities) and its debts as they become absolute and matured, (iii) the assets of the Company and USIS, in each case at a fair valuation, will exceed its respective debts (including the probable amount of all contingent liabilities) and (iv) neither the Company nor USIS will have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement at the direction or otherwise on behalf of Buyer with the intent to hinder, delay or defraud any present or future creditors of the Company or USIS.

Section 4.6 Litigation. As of the date hereof, there is no suit, action, proceeding or arbitration pending or, to the Knowledge of Buyer, threatened against or affecting Buyer or any Affiliate of Buyer that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) could reasonably be expected to materially impair the ability of Buyer to consummate any of the transactions contemplated by this Agreement. Neither Buyer nor any of its Affiliates nor, to the Knowledge of Buyer, any officer, director or employee of Buyer or any of its Affiliates has been permanently or temporarily enjoined or barred by any order, judgment or decree of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the business conducted by the Company or USIS that could reasonably be expected to have a material adverse effect on the ability of Buyer to consummate any of the transactions contemplated by this Agreement.

Section 4.7 Brokers. No broker, investment banker, financial advisor or other Person, other than Fox Paine & Company, LLC and Mergers & Acquisition Services, Inc., the fees and expenses of which will be paid by Buyer, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate.

Section 4.8 Financing. Buyer has, and on the Closing Date, Buyer will have access to sufficient funds available to purchase the Shares on the terms and conditions contemplated by this Agreement, to consummate the other transactions contemplated by this Agreement and to pay all associated costs and expenses required to be paid by Buyer.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. Except as expressly contemplated by this Agreement or as required by Applicable Law or any Governmental Entity, from the date of this Agreement to the Closing Date, Seller shall, and shall cause the Company, USIS and their Affiliates to carry on the Business only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their Permits, current business organizations and their material relationships with agents, insureds and others having business dealings with them. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, except as expressly contemplated by this Agreement, Seller shall not, and shall cause its Affiliates (including the Company and USIS) not to, without the prior written consent of Buyer, do any of the following with respect to the Company or USIS or, as applicable, the Business:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company’s outstanding capital stock, (ii) split, combine or reclassify any of the Company’s outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or (iii) purchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any shares of outstanding capital stock of the Company or USIS or any rights, warrants or options to acquire any such shares;

(b) (i) issue, sell, grant, pledge or otherwise encumber or dispose of any Transferred Assets or any shares of the Company’s or USIS’ capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or (ii) permit or allow any Transferred Assets or any shares of capital stock or other securities of the Company or USIS to become subject to any Lien (other than in the case of a Transferred Asset, a Permitted Lien);

(c) sell, lease, license or otherwise dispose of (including by way of reinsurance) any of its material assets (other than investments);

(d) amend its certificate of incorporation, by-laws or other comparable organizational documents;

(e) acquire any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing or merge or consolidate with any other Person;

(f) incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another Person or make any loans, advances or capital contributions to, or investments in, any other Person;

(g) (i) make, revoke or amend any Tax election or settle or compromise any income Tax liability that would be material to the Company or USIS or (ii) take, cause or permit any other Person to take any action which could materially increase Buyer’s or any of its Affiliates’ liability for Taxes, except, in each case, in the ordinary course of business consistent with past practice;

(h) make any change in accounting methods, principles or practices used by the Company or USIS materially affecting its assets or liabilities, except insofar as may be required by Applicable Law or by a change in applicable accounting principles;

(i) amend, modify or change or waive any requirement under the Investment Guidelines;

(j) make any capital expenditures in excess of $500,000 individually or $1,000,000 in the aggregate;

(k) (i) renew, extend or terminate (including through permissive non-renewal) any Material Contract required to be listed on Section 3.15(a)(xi) of the Disclosure Schedule or, other than in the ordinary course of business consistent with past practice, any other Material Contract, (ii) amend or assign any Material Contract or enter into any Contract that would be a Material Contract if in effect on the date hereof or (iii) waive, release or assign any material rights or claims under any existing Material Contract;

(l) settle, compromise or release any Action or Governmental Order (except with respect to claims under Pre-Closing Insurance Contracts within applicable policy limits) or enter into a settlement with a Governmental Entity;

(m) enter into, amend or terminate any Affiliate Agreement;

(n) make any filings with any Governmental Entity relating to the withdrawal or the entering into by the Company or USIS from any lines or kinds of business;

(o) (i) amend or enter into any (A) independent contractor contract other than in the ordinary course of business consistent with past practice, provided, that such ordinary course contract does not have an unexpired term exceeding one (1) year and by its terms may be terminated by the Company or USIS without notice of not more than sixty (60) days without liability, penalty or premium to Buyer, the Company or USIS or (B) employment Contract or, (ii) except as required by Applicable Law or any Company Employee Benefit Plan or Parent Employee Benefit Plan listed in Section 3.10(a) of the Disclosure Schedule in accordance with its terms on the date hereof as disclosed to Buyer, (A) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any Employee or Consultant, (B) increase the compensation or benefits to which any Employee or Consultant is or may become entitled to (other than a non-material increase made in the ordinary course of business consistent with past practice to any Employee who receives an annual base salary of $100,000 or less per year as of the date hereof), or otherwise materially increase the aggregate compensation and benefits payable to any Employees or Consultant, (C) grant, or announce an intention to grant, any equity or equity-incentive or cash incentive awards to any Employee, (D) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable to any Employee, or (E) enter into any plan or arrangement that would be a Company Employee Benefit Plan if in effect as of the date hereof, or terminate or amend in any material respect any Company Employee Benefit Plan; or

(p) agree to take any of the foregoing actions set forth in clauses (a) – (o).

Prior to terminating the employment of any individual, who is employed by the Company or USIS (including employees on a leave of absence or time off or short or long term disability), Seller shall notify Buyer in writing and consider in good faith the views of Buyer with respect to any such proposed termination.

Section 5.2 Access to Information; Confidentiality. Parent shall, and shall cause the Company and USIS to (i) afford to Buyer and to the officers, employees and other Representatives of Buyer reasonable access upon reasonable notice at reasonable times during normal business hours during the period prior to the Closing Date to all of its properties, Books and Records, Contracts, commitments and personnel to the extent relating to the Company, USIS or the Business and, during such period, (ii) furnish to Buyer and its Representatives such information concerning the business, properties, financial condition, operations and personnel with respect to the Company, USIS and the Business as Buyer may from time to time reasonably request, other than any such properties, Books and Records, Contracts, commitments and personnel that (a) are subject to an attorney-client or other legal privilege which would be impaired by such disclosure or (b) are subject to an obligation of confidentiality; provided, however, that in order to facilitate access to such information the parties hereto shall use commercially reasonable efforts, including entering into a customary joint defense agreement or common interest agreement where appropriate, to seek to permit disclosure of such information, to the extent possible. All requests for access or information pursuant to this Section 5.2 shall be directed to such Person or persons as Seller shall designate. Without limiting the terms thereof, the Confidentiality Agreement shall govern the obligations of Buyer and its Representatives (as defined in the Confidentiality Agreement) with respect to all information of any type furnished or made available to them pursuant to this Section 5.2.

Section 5.3 Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to, and agrees to cause their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.4 Consents, Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to cause the conditions contained in Section 7.1(a) to be satisfied and to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as reasonably practicable. In furtherance and not in limitation of the foregoing, from the date hereof until the Closing Date, the parties shall use their respective reasonable best efforts and cooperate with each other to make, cause to be obtained or to obtain promptly all approvals, waivers, Permits, Governmental Orders or qualifications with, or any filings with or notifications to, any Governmental Entity (“Government Approvals”) or Third Party Consents that may be or become reasonably necessary for the execution and delivery of, and consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. In connection therewith, the parties hereto shall make and cause their respective Affiliates to make all filings and notifications with all Governmental Entities that are or may become reasonably necessary under the Transaction Agreements and Applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, and shall provide and shall cause their respective Affiliates to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request. As permitted under Applicable Law, each of the parties shall provide to the other party copies of all applications or other communications to Governmental Entities in connection with this Agreement in advance of the filing or submission thereof. The parties agree to supply the appropriate Governmental Entities with any additional information and documentary material that may be reasonably requested thereof. The parties shall reasonably assist each other in seeking to obtain all such approvals and in making all such filings.

(b) Without limiting the generality of the foregoing, within ten (10) Business Days after the date hereof, Parent, Seller and Buyer, as applicable, shall file with all applicable Governmental Entities requests for approval of the transactions contemplated by this Agreement and the Ancillary Agreements, which requests shall include all required exhibits, and shall include (i) Buyer to cause a “Form A” or similar acquisition of control application to be filed with the Arizona Department of Insurance with respect to the acquisition of control of the Company; provided, that no such filing by Buyer shall include a request for approval of a dividend or distribution by the Company in connection with the consummation of the transactions contemplated by the Transaction Agreements and (ii) Seller and Buyer to cause “Form E” or similar market share notifications to be filed in each jurisdiction where required by Applicable Law; provided, further, that no such filing shall be required to include as an exhibit(s) any personal biographical affidavits within such ten (10) Business Day period, but shall be submitted as soon as reasonably practicable thereafter. The parties, as applicable, shall make or cause to be made any other filing that may be required by any Applicable Laws. A reasonable time prior to furnishing any written materials to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, the party preparing the written materials shall furnish the other party with a copy thereof, and the non-preparing party shall have a reasonable opportunity to provide comments thereon. Each party shall give to the other party prompt written notice if it receives any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, and, in the case of any such notice or communication which is in writing, shall promptly furnish the other party with a copy thereof. Each party shall consult with each other with respect to obtaining any Government Approvals or Third Party Consents that may be or may become reasonably necessary, proper or advisable to be made or obtained (as applicable) by Seller, Buyer or their respective Affiliates to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements and shall keep each other reasonably apprised of the status of all such Government Approvals or Third Party Consents; provided, however, in no event will any party hereto be required to disclose to any other party any Trade Secrets or personally identifiable information or personal financial statements in respect of a party or its shareholders or Affiliates. Further, each party shall use reasonable best efforts to ensure that the other party’s Representatives have the right to attend or otherwise participate in any hearing proceeding, meeting, or similar event before or with a Governmental Entity (excluding any such event or portion thereof relating to matters that are confidential under Applicable Law) to the extent relating specifically to any Government Approvals required for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including the Restructuring Transactions. Seller and Buyer shall cooperate and use reasonable best efforts to obtain, as promptly as possible but in no event later than the Closing, any Third Party Consents that may be or may become required, necessary, proper or advisable to be obtained. The parties hereto agree that any reasonable costs and expenses payable to third parties in connection with the procurement of any such Third Party Consents shall be borne by Seller. In the event the parties hereto are unable to obtain any such Third Party Consents (i) Seller shall use reasonable best efforts in cooperation with Buyer to (A) provide or cause to be provided to Buyer the benefits of such agreement or asset and (B) enforce for the account of Buyer any rights of Seller and its Affiliates arising from such agreement or asset and (ii) Buyer shall use reasonable best efforts to perform the obligations of Seller and its Affiliates arising under such agreement or with respect to such Transferred Asset. If and when any assignment approval shall be obtained, Seller shall promptly assign all of the rights and obligations under any such agreement or with respect to any such asset to Buyer and Buyer shall assume such rights and obligations.

(c) From the date hereof to the Closing, upon the request of a party, the other shall, and in the case of Seller shall cause the Company and USIS to, provide commercially reasonable cooperation and assistance to such party and its counsel in the preparation of, and, at the direction of such party, the submitting or making of governmental or regulatory filings as may reasonably be requested by such party in connection with actions proposed to be taken or agreements proposed to be entered into by the Company or USIS on the Closing Date that relate to customary affiliate transactions with respect to Tax sharing or Tax allocation, investment management, reinsurance or services agreements (the “Accommodation Filings”); provided, that the effectiveness of all such Accommodation Filings and the actions and agreements contemplated thereby shall be conditioned on the consummation of the Closing. The parties shall, and shall cause their respective Affiliates to, promptly provide to the other party copies of any written responses to such Accommodation Filings and reasonable assistance to the other party regarding any information or document requests from any Governmental Entity in regard to such filings.

(d) Notwithstanding anything herein to the contrary, Buyer shall not be obligated to take or refrain from taking or to agree to it, its Affiliates or the Company or USIS taking or refraining from taking any action, or to suffer to exist any restriction, condition, limitation, requirement or effect which, individually or together with all other such actions, restrictions, conditions, limitations, requirements or effects would, or would reasonably be expected to, (i) impose any limitations on Buyer’s ownership or operation of all or any portion of its, any of its Affiliates’, the Company’s or USIS’ operations or assets or to compel Buyer, any of its Affiliates or the Company or USIS to dispose of or hold separate all or any portion of its, any of its Affiliates’, the Company’s or USIS’ operations or assets, (ii) impose any limitations on the ability of Buyer to acquire or hold or to exercise full rights of ownership of the Shares or (iii) have a negative effect on the benefits, taken as a whole, that Buyer would otherwise reasonably expect to derive from the consummation of the transactions contemplated by the Transaction Agreements had Buyer not been obligated to take or refrain from taking or to agree to it, its Affiliates or the Company or USIS taking or refraining from taking any action, or to suffer to exist any restriction, condition, limitation, requirement or effect and in the case of clauses (i), (ii) and/or (iii), that would reasonably be expected to have more than an immaterial adverse effect on the Buyer, the Company, USIS or any of their respective Affiliates or the value Buyer expects to derive from the consummation of the transactions contemplated by the Transaction Agreements (in each of the cases of clause (i), (ii) or (iii), a “Burdensome Condition”). Without the prior written consent of Buyer, Seller shall not, and shall cause the Company and USIS not to, take any action or agree to the taking or refraining from any action or accept any restriction, condition, limitation or requirement that, individually or in the aggregate, would, or would be reasonably expected to, result in a Burdensome Condition.

Section 5.5 Access to Books and Records.

(a) Following the Closing Date, Buyer shall afford, and shall cause its Subsidiaries to afford, to Seller and any Affiliates of Seller, and their respective counsel and accountants, during normal business hours, reasonable access (subject to Applicable Law) to inspect, audit and take copies of the Books and Records with respect to the period prior to the Closing Date, to the extent that such access may be reasonably required by Seller or any Affiliate of Seller for (a) the performance by Seller or its Affiliates of their obligations under this Agreement and the Ancillary Agreements, (b) the inquiry, investigation, filing, submission or request for documents or information from any Governmental Entity or securities exchange or (c) the investigation, litigation and final disposition of any claims which may have been or may be made against Seller or such Affiliate in connection with the Business by a third party (other than for purposes relating to claims between the parties or any of their respective Affiliates under any Transaction Agreement), other than any such Books and Records that (i) are subject to an attorney-client or other legal privilege which, as reasonably determined by Buyer’s counsel, constitutes a waiver of any such privilege, or (ii) are subject to an obligation of confidentiality; provided, however, that in order to facilitate access to such information the parties hereto shall use commercially reasonable efforts, including entering into a customary joint defense agreement or common interest agreement where appropriate, to seek to permit disclosure of such information. All requests for access or information pursuant to the foregoing sentence shall be directed to such Person or persons as Buyer shall designate. Each of the parties hereto shall not, and shall cause its Affiliates not to, dispose of, alter or destroy any pre-Closing Date records related to the Business possessed or permitted to be possessed by such Person until the latest of (a) seven years after the Closing Date, (b) such date as may be required by such party’s standard document retention policies and (c) 30 days after giving notice to the party not in possession of such records to permit it, at its expense, to examine, duplicate or repossess such pre-Closing Date Records. Also following the Closing Date, any party hereto shall afford, and shall cause its Subsidiaries to afford, upon reasonable written request by another party hereto, to such requesting party and its respective counsel and accountants, during normal business hours, reasonable access (subject to Applicable Law) to inspect, audit and take copies of such pre-Closing Date records related to the Business, to the extent that such access may be reasonably required by the requesting party for (a) the performance by a party or its Affiliates of their obligations under this Agreement and the Ancillary Agreements, (b) the inquiry, investigation, filing, submission or request for documents or information from any Governmental Entity or securities exchange or (c) the investigation, litigation and final disposition of any claims which may have been or may be made against the requesting party or its Affiliates by a third party in connection with the Business (other than for purposes relating to claims between the parties or any of their respective Affiliates under any Transaction Agreement), other than any such pre-Closing Date records related to the Business that (i) are subject to an attorney-client or other legal privilege which, as reasonably determined by counsel of the party in possession of the records, constitutes a waiver of any such privilege, or (ii) are subject to an obligation of confidentiality; provided, however, that in order to facilitate access to such information the parties hereto shall use commercially reasonable efforts, including entering into a customary joint defense agreement or common interest agreement where appropriate, to seek to permit disclosure of such information. Notwithstanding the foregoing, this Section 5.5 shall not apply to the Tax Returns and other materials covered by Section 9.7.

(b) Before the earlier of (i) thirty (30) days from the date hereof and (ii) five (5) Business Days prior to the Closing, Seller and Buyer shall work together in good faith and shall use their reasonable best efforts to develop and implement a plan that will result in the delivery or transfer, subject to compliance with Applicable Law, of the Books and Records to Buyer (to the extent such Books and Records are not in the possession of the Company or USIS as of the Closing) at the Closing (or at such later time as the parties may agree in writing) in the manner reasonably requested by Buyer, and shall take the actions set forth in such agreed upon plan, including the delivery of the Books and Records to Buyer. From the date hereof until the Closing or such later time as the applicable Books and Records are transferred and delivered to Buyer in accordance with such agreed upon plan, Seller shall, and shall cause its Affiliates to, maintain such Books and Records in accordance with Applicable Law and in substantially the same manner and with the same care that Books and Records have been maintained prior to the date hereof. If at any time or from time to time following the Closing, Seller or any of its Affiliates become aware of any Books and Records in their possession or control, they shall promptly provide to Buyer a listing of such Books and Records and reasonably cooperate with Buyer for the prompt delivery of such Books and Records.

Section 5.6 Public Announcements. Buyer and Seller, and their respective Affiliates, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and shall not issue any such press release or make any such public statement without the advance approval of the other party following such consultation (such approval not to be unreasonably withheld or delayed), except (i) as may be required by Applicable Law or applicable requirements of any securities exchange, (ii) for any press release or public statement that is substantially similar to any press release or public statement that has been previously issued or released pursuant to the foregoing clause (i), or (iii) any complaint, crossclaim, counterclaim or other filing or submission with, by or to any Governmental Entity relating to or in connection with the enforcement or defense of their rights or remedies arising out of the Transaction Agreements and any such press release or public statement as may be required by Applicable Law or applicable securities exchange rules related to the subject matter of this clause (iii).

Section 5.7 Intercompany Accounts. Prior to the Closing, all intercompany accounts between the Company or USIS, on the one hand, and Seller or any Affiliate thereof (other than the Company or USIS), on the other hand, set forth in Section 5.7 of the Disclosure Schedule, shall be settled by payment in full or otherwise as specifically set forth in Section 5.7 of the Disclosure Schedule.

Section 5.8 Use of Names.

(a) Prior to or at the Closing, the Company and USIS shall transfer any and all right, title or interest, including all associated goodwill, which any of them may have in or to the names, trademarks and service marks set forth on Section 5.8(a) of the Disclosure Schedule or any name, trademark, service mark, acronym or logo based on or incorporating any of such names, trademarks or service marks (collectively, the “Seller Trademarks”) or any Internet domain name containing all or a portion of a Seller Trademark to Seller or as Seller may direct.

(b) Following the Closing, Buyer shall cause the Company and USIS to take all actions as shall be necessary to cease all use of the Seller Trademarks except as expressly permitted under Section 5.8, including changing all trademark or service mark use of Seller Trademarks to marks that do not include any Seller Trademark or any confusingly similar mark. Notwithstanding the foregoing, Buyer may use Seller Trademarks to the extent permitted under Applicable Law regarding Trademarks, including (i) to the extent required by Applicable Law, including in regulatory filings, (ii) in a non-promotional manner for historical reference to company names, products or other materials bearing such Seller Trademarks, and (iii) in a non-promotional manner in reference to products bearing such Seller Trademarks that were sold prior to the Closing.

(c) The Company and USIS may, in the ongoing conduct of the Business, utilize materials and assets (including stationery, forms, business cards and other similar items) that bear the Seller Trademarks as of the Closing Date for up to twelve (12) months following the Closing Date; provided, that, so long as Buyer has used commercially reasonable efforts to perform its obligations under this Section 5.8(c), the Company and USIS may, upon notice to Seller, extend the foregoing period for one (1) additional period of up to six (6) months. As soon as practicable, but in no event later than the expiration of the period described in the immediately preceding sentence, Buyer shall cause the Company and USIS to remove, strike over, or otherwise obliterate all Seller Trademarks from all assets and materials owned by the Company or USIS.

(d) Following the Closing, neither Seller nor any of its Affiliates shall have any right, title or interest in or to, or right to use, and Seller covenants that it and its Affiliates will not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any Trademarks consisting of, incorporating or confusingly similar to any Trademarks owned by the Company or USIS as of the Closing Date (including Trademarks included in the Transferred IP Assets).

Section 5.9 Further Assurances. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and USIS to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement, on and after the Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates to, take all actions and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions hereof, so as to put Buyer and its Affiliates in full possession and operating control of the Business and to effect fully the separation of the Business from Seller, in each case, as contemplated by this Agreement or any Ancillary Agreement.

Section 5.10 Officers and Directors. Seller shall deliver to Buyer the resignations of all members of the board of directors and officers of the Company and USIS specified by Buyer no later than three (3) Business Days before the anticipated Closing Date from their positions as directors and officers of the Company and USIS immediately prior to the Closing, such resignations to become effective upon the Closing.

Section 5.11 Restructuring.

(a) Prior to the Closing, Seller shall, and shall cause its Affiliates (including the Company) to complete the restructuring transactions as set forth on Exhibit F hereto (such actions and transactions, collectively, the “Restructuring Transactions”) (i) involving only Seller, the Company and their respective Affiliates, on the terms as set forth in the contract or instruments the form of which is attached as Exhibit G hereto and (ii) involving any Person other than Seller, the Company and their respective Affiliates, on terms reasonably acceptable to both Seller and Buyer (the contracts and instruments described in clauses (i) and (ii), the “Restructuring Transaction Agreements”).

(b) Prior to undertaking any such Restructuring Transactions, Seller shall, and shall cause its Affiliates to, provide to Buyer for its prior review copies of all filings, submissions and correspondence relating to any Government Approvals or any consents, approvals or agreements of Persons other than Governmental Entities that are or may become necessary, appropriate or desirable to be made or obtained, as applicable, in connection with consummating such Restructuring Transactions. Seller shall consider in good faith all reasonable comments of Buyer on such filings, submissions and correspondence.

(c) Seller shall not, and shall not permit any of its Affiliates to, (i) amend, restate, modify or supplement any Restructuring Transaction Agreements or (ii) waive or seek to obtain any waiver of, or otherwise fail to enforce, any rights arising under any Restructuring Transaction Agreements, in each of the cases of clause (i) or (ii), without the prior written consent of Buyer, which consent may be withheld in Buyer’s sole and absolute discretion.

(d) The parties agree to negotiate in good faith and reasonably cooperate with each other in negotiating and finalizing the Restructuring Transaction Agreements that are not attached as Exhibit G. Without limiting the foregoing, prior to providing drafts of any such Restructuring Transaction Agreements to any unaffiliated third party, Seller shall (i) provide to Buyer for its prior review copies of drafts for all such agreements and (ii) consider in good faith all reasonable comments of Buyer on such filings, submissions and correspondence.

Section 5.12 Contact with Customers and Suppliers. Prior to the Closing, neither Buyer nor any Affiliate, officer, director, advisor, agent, employee or other representative of Buyer shall contact any Employee, customer, supplier or other Person having a commercial relationship with the Company or USIS (other than contacts in the ordinary course of business consistent with Buyer’s past practice wholly unrelated to the transactions contemplated by the Transaction Agreements) without the consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.13 Bank Accounts. Seller and its Affiliates shall, if requested by Buyer no less than one (1) Business Day prior to the Closing, change, effective as of the Closing, the individuals authorized to draw on or having access to the bank, savings, deposit, merchant or custodial accounts and safe deposit boxes maintained by the Company and/or USIS to the individuals designated in writing by Buyer.

Section 5.14 Transition Planning. Between the date hereof and the Closing Date: (a) Seller shall use commercially reasonable efforts to, and to cause its Affiliates to, take the steps and implement the measures described on Exhibit H; (b) the parties shall work together to develop a written transition plan (the “Transition Plan”) which will be attached to the Transition Services Agreement. The Transition Plan and the Transition Services Agreement shall: (i) provide that Seller or its applicable Affiliate shall provide or cause to be provided to the Company and USIS the transition services listed in Annex 1.1(h) (and any other transition service that is currently provided to the Company or USIS later requested by the Buyer or its Affiliates necessary to operate the Business as conducted by Seller and its Affiliates) for the transition period set forth in Annex 1.1(h) (or, with respect to transition services later requested by Buyer or its Affiliate, for the transition period reasonably determined by Buyer) at the cost set forth in Annex 1.1(h) or, if no cost is set forth in Annex 1.1(h), at a cost not to exceed Seller’s direct, out-of-pocket cost to provide such transition service (and which cost shall not, in any event, exceed Seller’s direct, out-of-pocket cost to provide such service to the Company and USIS as of the date hereof and which shall not exceed a fair and reasonable cost for such service); (ii) provide that the Company and USIS shall provide or cause to be provided to Seller the transition services listed in Annex 1.1(i) for the transition period set forth in Annex 1.1(i) at a cost not to exceed Buyer’s direct, out-of-pocket cost to provide such transition service and which shall not exceed a fair and reasonable cost for such service; and (iii) describe the process and timeline through which the Parties will transition the Services (as defined in the Transition Services Agreement), including: (A) the expected phases of transition, (B) projected transition milestones, (C) expected involvement of Seller, Buyer, the Company and their affiliates, and (D) contingencies. If Seller and Buyer are unable to reach agreement on the cost for purposes of this Section 5.14 in accordance with the requirements of this Section 5.14, either party may deliver to the other a notice requesting appointment of an expert to resolve such dispute. Following delivery of such notice, Seller and Buyer shall appoint a mutually acceptable third party intellectual technology expert who does not have (and has not had for at least three (3) years) any business relationship with either party or any of their respective Affiliates to resolve such dispute; provided, however, that if such Person is unwilling or unable to serve, or if the parties are unable to agree on such expert within ten (10) Business Days following delivery of the appointment notice, then, at the request of any party, JAMS shall appoint, within ten (10) Business Days following delivery of the appointment notice or as soon as practicable thereafter, an expert that satisfies the foregoing qualifications, to resolve the cost dispute for purposes of this Section 5.14. The determination of such expert shall be final and binding upon the parties.

Section 5.15 Confidentiality.

(a) From the date hereof until the Closing Date, the terms of the Confidentiality Agreement shall govern Buyer’s and its Representatives’ obligations with respect to all confidential information with respect to the Business, Seller, the Company, USIS and their respective Affiliates, which has been provided or made available to them at any time, including during the period between the date hereof and the Closing Date. Subject to the preceding sentence, the Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate.

(b) From and after the Closing, for a period of thirty-six (36) months from the Closing Date (other than with respect to any written, oral or other information relating to loss and experience data, agent lists, lists of insureds, product development data and customer information for customers of the Business, in which case the obligations under this Section 5.15(b) shall continue indefinitely from and after the Closing): (i) Parent and Seller shall, and shall cause their respective Affiliates and Representatives to, maintain in confidence any written, oral or other information to the extent relating to the Business or relating to or obtained from the Company, USIS, Buyer or their respective Affiliates; and (ii) Buyer shall, and shall cause Fox Paine & Company, LLC and their respective Affiliates and Representatives to, maintain in confidence any written, oral or other information to the extent relating to or obtained from Parent, Seller or their respective Affiliates (other than information to the extent relating to the Business, the Company or USIS), except, in each case, to the extent that (A) the applicable party is required to disclose such information by legal, judicial or administrative process or pursuant to Applicable Law (including pursuant to the rules of any Self-Regulatory Organization on which the securities of a relevant party are listed) or (B) such information can be shown to have been in the public domain through no fault of the applicable party. In addition, in the case of clause (A), to the extent not prohibited by Applicable Law, the disclosing party shall (1) give prior notice of such required disclosure to the other party as soon as practicable, (2) cooperate with the other party, at such other party’s sole expense, to preserve the confidentiality of such information consistent with the requirements of such Applicable Law and (3) use commercially reasonable efforts to limit any such disclosure to the minimum disclosure necessary or required to comply with such Applicable Law. Each of the parties hereto shall instruct its Affiliates and Representatives, and in the case of Buyer, Fox Paine & Company, LLC and the Affiliates and Representatives of Fox Paine & Company, LLC, having access to such information of such obligation of confidentiality.

Section 5.16 Non-Compete; Non-Solicitation of Employees.

(a) For a period of thirty-six (36) months from the Closing Date, without the prior written consent of Buyer, neither Parent, Seller nor any of their respective Affiliates shall, directly or indirectly, engage in, including through reinsurance, or acquire beneficial ownership, via stock purchase or otherwise, of any equity interest of any Person engaged in a Competing Business, other than:

(i) the acquisition of any Person who derives no more than ten percent (10%) of its annual revenue from a Competing Business, provided that (A) if Parent, Seller or any of their respective Affiliates makes such an acquisition, then Buyer shall have the right to purchase such acquired Competing Business from Parent, Seller or their applicable Affiliates at a price to be agreed upon by Buyer, on the one hand, and Parent, Seller or their applicable Affiliates, on the other hand, (B) if such Competing Business generated $30,000,000 or more of gross written and assumed premium in the twelve (12) months immediately preceding the date of such acquisition, and Buyer elects not to purchase the Competing Business pursuant to clause (A) above, then, (I) within one (1) year of the date of acquisition, Parent, Seller or their Affiliates, as applicable, shall divest such Competing Business at a price and terms no less favorable to Parent, Seller or their applicable Affiliates than that offered to Buyer and (II) if such Competing Business has not been divested within such one (1) year period, then Parent, Seller or their Affiliates, as applicable, shall run off or shut down such Competing Business and shall not after the one (1) year anniversary of the date of such acquisition, (i) issue or assume any insurance policies or Contracts of such Competing Business or (ii) renew any insurance policies or Contracts of such Competing Business (other than, in the case of this clause (ii) renewing such insurance policies or Contracts where (x) failing to renew such insurance policies or Contracts would violate Applicable Law in such jurisdiction and (y) Parent, Seller or their Affiliates, as applicable, shall have made all necessary filings with any applicable Governmental Entity requesting authorization to cease renewing such insurance policies or Contracts as of such one (1) year anniversary at least ninety (90) days prior to such one (1) year anniversary), and (C) none of Parent, Seller or any of their Affiliates or Representatives shall share or use any written, oral or other information covered by Section 5.15(b) with such Competing Business; or

(ii) the acquisition of no more than five percent (5%) of any class of outstanding equity securities of any Person, provided that such securities have no control rights.

Following the Closing Date, neither Parent, Seller nor any of their then current or former respective Affiliates (other than the Company and USIS) or any Person who becomes an Affiliate of Parent shall, directly or indirectly, utilize any Books and Records in connection with the offering, marketing, selling, endorsing or issuing of any Competing Business.

Notwithstanding the foregoing, the restrictions set forth in this Section 5.16(a) shall not apply with respect to the existing Competing Business of any Person who is not an Affiliate of Parent as of the date hereof and acquires Parent or becomes an Affiliate of Parent due to the acquisition of beneficial ownership of shares of Parent after the date hereof; provided, that neither such Person nor its Representatives are given access to any written, oral or other information covered by Section 5.15(b).

(b) For a period of thirty-six (36) months from the Closing Date, without the prior written consent of Seller, none of Buyer, Fox Paine & Company, LLC or any of their respective Affiliates (including the Company and USIS) shall, directly or indirectly, engage in, including through reinsurance, or acquire beneficial ownership, via stock purchase or otherwise, of any equity interest of any Person engaged in the National Flood Insurance Program’s Write Your Own (WYO) Program or any successor program thereto (the “Competing Flood Business”), other than:

(i) the acquisition of beneficial ownership of any Person who derives no more than ten percent (10%) of its annual revenue from a Competing Flood Business, provided that (A) if Buyer, Fox Paine & Company, LLC or any of their respective Affiliates (including the Company and USIS) make such acquisition, then Seller shall have the right to purchase such acquired Competing Flood Business from Buyer, Fox Paine & Company, LLC or their respective applicable Affiliate at a price to be agreed upon by Buyer, Fox Paine & Company, LLC or their respective Affiliates, on the one hand, and Seller, on the other hand, (B) if such Competing Flood Business generated $30,000,000 or more of gross written and assumed premium in the twelve (12) months immediately preceding the date of such acquisition, and Seller elects not to purchase the Competing Flood Business pursuant to clause (A) above, then, (I) within one (1) year of the date of acquisition, Buyer, Fox Paine & Company, LLC or their respective Affiliates, as applicable, shall divest such Competing Flood Business at a price and terms no less favorable to Buyer, Fox Paine & Company LLC or their respective Affiliates than that offered to Seller or (II) if such Competing Flood Business has not been divested within such one (1) year period, then Parent, Seller or their Affiliates, as applicable, shall run off or shut down such Competing Flood Business and shall not after the one (1) year anniversary of the date of such acquisition, (i) issue or assume any insurance policies or Contracts of such Competing Flood Business or (ii) renew any insurance policies or Contracts of such Competing Flood Business (other than, in the case of this clause (ii) renewing such insurance policies or Contracts where (x) failing to renew such insurance policies or Contracts would violate Applicable Law in such jurisdiction and (y) Buyer, Fox Paine & Company, LLC or their Affiliates, as applicable, shall have made all necessary filings with any applicable Governmental Entity requesting authorization to cease renewing such insurance policies or Contracts as of such one (1) year anniversary at least ninety (90) days prior to such one (1) year anniversary), and (C) none of Buyer, Fox Paine & Company, LLC or their respective Affiliates or Representatives shall share or use any written, oral or other information covered by Section 5.15(b) with such Competing Flood Business; or

(ii) the acquisition of no more than five percent (5%) of any class of outstanding equity securities of any Person, provided that such securities have no control rights.

Notwithstanding the foregoing, the restrictions set forth in this Section 5.16(b) shall not apply with respect to the existing Competing Flood Business of any Person who is not an Affiliate of Buyer Parent as of the date hereof and acquires Buyer Parent after the date hereof. Notwithstanding the foregoing, the restrictions set forth in this Section 5.16(b) shall not apply with respect to the existing Competing Flood Business of any Person who is not an Affiliate of Fox Paine & Company, LLC as of the date hereof and acquires Fox Paine & Company, LLC after the date hereof.

(c) For a period of eighteen (18) months following the Closing Date, without the prior written consent of Buyer, neither Parent, Seller nor any of their respective Affiliates shall, directly or indirectly, solicit for employment, hire or employ any Employee; provided, however, that nothing in this sentence shall prohibit Parent, Seller or any of their respective Affiliates from: (i) soliciting, hiring or employing any such person whose employment by the Company, or USIS or any of their respective Affiliates has been terminated or otherwise ceased, in each case, at least six (6) months prior to the commencement of employment discussions between any of Parent, Seller or any of their respective Affiliates and such Person or (ii) engaging in any general solicitation or public advertisement (but not hiring or employing) not specifically directed at Buyer or any of its Affiliates. For an additional period beginning on the date that is eighteen (18) months following the Closing Date and ending on the date that is thirty-six (36) months following the Closing Date, without the prior written consent of Buyer, neither Parent, Seller nor any of their respective Affiliates shall, directly or indirectly, solicit for employment, hire or employ any Identified Employee; provided, however, that nothing in this sentence shall prohibit Parent, Seller or any of their respective Affiliates from (i) soliciting, hiring or employing any such person whose employment by the Company, or USIS or any of their respective Affiliates has been terminated or otherwise ceased, in each case, at least six (6) months prior to the commencement of employment discussions between any of Parent, Seller or any of their respective Affiliates and such Person or (ii) engaging in any general solicitation or public advertisement (but not hiring or employing) not specifically directed at Buyer or any of its Affiliates.

(d) Notwithstanding the restrictions set forth in Section 5.16(a), from and after the Closing, Parent, Seller and their Affiliates may operate the Approved Businesses, provided that the Approved Businesses generate no more than $10,000,000 in gross written premium in the aggregate, per calendar year.

(e) The parties hereto acknowledge that the covenants set forth in this Section 5.16 are an essential element of this Agreement and that, but for these covenants, the parties hereto would not have entered into this Agreement. The parties hereto acknowledge that this Section 5.16 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by the parties hereto.

Section 5.17 Insurance.

(a) With respect to occurrences taking place from and after the Closing, the Company shall cease to be insured by Seller’s or its Affiliates’ (other than the Company and USIS) blanket insurance policies or by any of their self-insured programs in place to the extent such insurance policies or programs cover the Company or USIS.

(b) With respect to events or circumstances relating to the Company or USIS that occurred or existed prior to the Closing that are covered by occurrence-based third party liability insurance policies of Seller or its Affiliates (other than the Company and USIS) and any workers’ compensation insurance policies or comparable workers’ compensation self-insurance programs sponsored by Seller or its Affiliates, Buyer may, and may cause the Company and USIS to, make claims under such policies and programs. Seller and its Affiliates shall provide reasonable cooperation and assistance in the pursuit of such claims.

(c) With respect to any open claims against the insurance policies of Seller or its Affiliates (other than the Company and USIS) relating to losses or damages suffered by the Company or USIS prior to the Closing, Seller shall (i) use commercially reasonable efforts to pursue such claims and shall reasonably cooperate with and assist Buyer and its Affiliates in doing the same and (ii) remit to Buyer any and all proceeds realized from such claims upon settlement of such claims.

Section 5.18 Exclusivity.

(a) From and after the date hereof, Parent shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, (a) except with respect to Buyer, the Restructuring Transactions and the Transaction Agreements (in accordance with this Agreement), solicit, initiate, aid or knowingly encourage (including by way of furnishing information or advice or otherwise) or take any other action to facilitate any inquiries or proposals that relate to, or would reasonably be expected to lead to, a proposal or offer for a merger, consolidation, amalgamation, business combination, sale or transfer of properties or assets (including any reinsurance transaction), sale of shares of capital stock (including by way of a tender or exchange offer), or similar transaction involving any material part of the Business, the Company or USIS (an “Acquisition Proposal”), (b) engage in negotiations or discussions with any Person (or group of Persons) other than Buyer or its Representatives (an “Alternate Bidder”) concerning, or provide any nonpublic information or advice to any Person relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, (c) continue any prior discussions or negotiations with any Alternate Bidder concerning any Acquisition Proposal or (d) accept, or enter into any Contract (whether or not contingent upon consummation of the transactions contemplated by this Agreement) concerning, any Acquisition Proposal with any Alternate Bidder or consummate any Acquisition Proposal other than as contemplated by this Agreement. In the event that Seller or its Affiliates or Representatives receives an Acquisition Proposal, Seller shall to the extent not prohibited by confidentiality or similar agreements promptly notify Buyer in writing of such proposal and provide a copy thereof (if in written or electronic form) or, if in oral form, a written summary of the terms and conditions thereof, including the names of the interested parties.

(b) To the extent not already done so, Parent shall promptly following the date hereof request that all Persons who executed a confidentiality agreement with Parent or its Affiliates in connection with the consideration of a possible acquisition of the Company or USIS (each a “Seller Confidentiality Agreement”) return or destroy all confidential information heretofore furnished to such Persons by or on behalf of Parent or its Affiliates, subject to the terms of such Seller Confidentiality Agreement. At or immediately prior to the Closing, Parent and its Affiliates shall assign to Buyer all of their rights under any Seller Confidentiality Agreement relating to confidentiality obligations of any Person (and related remedies in the event such Person breaches such obligations) with respect to any Evaluation Material (as such term is defined in the Confidentiality Agreement) to the extent related to the Business and, to the extent such rights are assignable, and shall deliver to Buyer copies of any such Seller Confidentiality Agreements. Following the Closing, to the extent such rights are not assignable to Buyer, Parent shall promptly notify Buyer in writing in the event it becomes aware of a breach of any Seller Confidentiality Agreement to the extent such breach relates to the Business, and, if so directed by Buyer, shall enforce its rights under such Seller Confidentiality Agreement to the extent such rights relate to the Business for Buyer’s benefit, at Buyer’s expense.

Section 5.19 Existing Indemnification Rights. From and after the Closing, upon the reasonable request of Buyer, Seller shall, and shall cause its Affiliates to, reasonably cooperate with and assist Buyer, the Company and USIS in submitting claims for and pursuing and recovering any applicable indemnification or reimbursement to which the Company or USIS is then currently entitled from any third party that is not an Affiliate of Seller under any Contract to which Seller or any of its Affiliates may be a party as of or prior to the Closing. Without the prior written consent of Buyer, Seller shall not waive or release any such claim or right that the Company or USIS may have under any such Contract. Buyer shall reimburse Seller for any reasonable out-of-pocket expenses incurred by Seller in providing any such cooperation or assistance requested by Buyer. At or immediately prior to the Closing, Parent and its Affiliates shall assign to Buyer or the Company their rights under any agreement with Parent or its Affiliates in connection with the consideration of a possible acquisition of the Company or USIS relating to confidentiality obligations of any Person (and related remedies in the event such Person breaches such obligations) to the extent related to the Business (each a “Seller Confidentiality Agreement”), to the extent such rights are assignable, and shall deliver to Buyer copies of any such Seller Confidentiality Agreements to the extent permitted to do so under the terms of such agreements. Following the Closing, to the extent such rights are not assignable to Buyer or the Company, Parent shall promptly notify Buyer in writing in the event it becomes aware of a breach of any Seller Confidentiality Agreement to the extent related to the Business. If requested by Buyer, Parent shall enforce its rights under any Seller Confidentiality Agreement to the extent related to the Business for Buyer’s benefit, at Buyer’s expense.

Section 5.20 Electronic Data Room. At or immediately prior to the Closing, Seller shall deliver to Skadden, Arps, Slate, Meagher & Flom LLP a true and correct copy of all documents and materials added to the virtual data room hosted by Intralinks, Inc. containing the documents and other information concerning the Company and USIS as available at 5:00 p.m., New York City time, on the Business Day immediately preceding the date hereof and at or prior to the Closing. From and after the Closing, Seller and its Affiliates and their respective Representatives shall cease to have access to such data room and shall destroy copies of any information, documents or materials made available in such virtual data room prior to the Closing and held (including on any electronic or magnetic media or any electronic database systems) by Seller and its Affiliates and their respective Representatives, provided that Seller may retain for compliance purposes only documents and materials added to such virtual data room to the extent required by its internal document retention policies, provided, further, that any such retained information may only be accessed by compliance personnel of Seller and shall remain subject to Section 5.15. Buyer shall cause Skadden, Arps, Slate, Meagher & Flom LLP to afford to Seller and any Affiliates of Seller, and their respective counsel, during normal business hours and at the cost of Seller or its applicable Affiliate, reasonable access to documents or materials made available in such virtual data room to the extent such access may be reasonably requested by Seller or any Affiliate of Seller for determining what documents or materials were made available in such virtual data room; provided, that Seller and any Affiliates of Seller, and their respective counsel, shall not be permitted to make copies of any such documents or materials.

Section 5.21 Notification; Cooperation.

(a) From the date hereof through the Closing Date, Seller, on the one hand, and Buyer, on the other hand, shall promptly notify the other and keep it apprised as to: (i) any Action which challenges or seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby; (ii) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or it failing to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement; (iii) in the case of Seller, the occurrence of any fact or state of facts, circumstance, change, effect, occurrence, condition or event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iv) any other event that would or would reasonably be expected to result in, individually or in the aggregate, any of the conditions set forth in Article VII not being capable of being fulfilled by the Outside Date; (v) any written notice received by such party from a Governmental Entity or third party seeking to restrain or prohibit the transactions contemplated by this Agreement; or (vi) the commencement of any material Action against such party or its Affiliates that would adversely affect the ability of such party or its Affiliates to consummate the transactions contemplated by this Agreement. No notification made pursuant to this Section 5.21 shall have the effect of satisfying any condition set forth in Article VII, nor shall any such notification have any effect for the purposes of determining the right of any party to claim or obtain indemnification under this Agreement or any Ancillary Agreement or otherwise enforce its rights and remedies under this Agreement or any Ancillary Agreement.

(b) From the date hereof through the Closing Date, Seller shall promptly deliver to Buyer copies of all financial statements filed with or submitted to any Governmental Entity by or on behalf of the Company and USIS.

Section 5.22 Investment Assets. Between the date hereof and the Closing, Seller shall, within ten (10) Business Days following the end of each month, deliver to Buyer a list of (a) all Investment Assets owned by the Company and USIS as of such month end, and if available, the market value thereof as of such month end, (b) all Investment Assets sold or otherwise disposed of during the preceding month, (c) all Investment Assets acquired by the Company and USIS during the preceding month and (d) all Investment Assets that are in arrears or breach or default in the payment of principal or interest or dividends or are, or should be, classified as non-performing, non-accrual, ninety (90) days past due, still accruing and doubtful of collection, in foreclosure or any comparable classification, or are permanently impaired to any extent. Prior to the Closing, Seller shall substitute with cash any Investment Asset designated by Buyer in writing at least ten (10) Business Days prior to the Closing.

Section 5.23 Ancillary Agreements. On the Closing Date, Buyer shall, and shall cause each of its Affiliates to, and Seller shall, and shall cause each of its Affiliates to, execute and deliver each of the Ancillary Agreements to which it is a party if such Ancillary Agreement has not been executed prior to the date hereof.

Section 5.24 Renewal Rights.

(a) During the Renewal Rights Period, (i) and prior to the Company’s receipt of the applicable Policy Issuance Authority, Seller shall cause, as applicable, American Security Insurance Company, American Bankers Insurance Company of Florida, Reliable Lloyds Insurance Company, Standard Guarantee Insurance Company, Voyager Indemnity Insurance Company and Ranchers and Farmers Insurance Company (collectively, the “Reinsureds”) to grant to the Company the exclusive authority (but not the obligation), as agent, to write and produce, in the name of and on the paper of the Reinsureds new and renewal policies, certificates or contracts covering the lines of insurance reinsured pursuant to certain quota share reinsurance agreements (the “ARIC Quota Share Reinsurance Agreements”) set forth on Annex 1.1(k) (collectively, the “Company Replacement Policies”), and (ii) and prior to the applicable Reinsured’s receipt of the applicable Policy Issuance Authority, Buyer shall cause the Company to grant to Seller the exclusive authority (but not the obligation), as agent, to write and produce, in the name of and on the paper of the Company new and renewal policies, certificates or contracts covering the lines of insurance reinsured pursuant to certain quota share reinsurance agreements (the “Non-ARIC Quota Share Reinsurance Agreements” and, together with the ARIC Quota Share Reinsurance Agreements, the “Quota Share Reinsurance Agreements”) set forth on Annex 1.1(l) (collectively, the “Seller Replacement Policies” and, together with the Company Replacement Policies, the “Replacement Policies”).

(b) The Company’s and Reinsured’s authority to write and produce the Replacement Policies in the name of and on the paper of, as applicable, the Reinsureds or the Company in accordance with this Section 5.24 is subject to the following provisions:

(i) The Replacement Policies shall be limited to the lines of insurance reinsured pursuant to the Quota Share Reinsurance Agreements as of the Closing Date;

(ii) The Company shall write and produce Company Replacement Policies, as agent for the applicable Reinsured, in accordance with similar scope of authority granted to the Company for policy terms, conditions and limits as the policies, certificates or contracts prior to the Closing. Notwithstanding the foregoing, the Company shall be permitted to modify the scope of authority granted to the Company with respect to the Company Replacement Policies; provided that any material modification increasing the Company’s scope of authority with respect to the Company Replacement Policies shall be subject to the prior written consent of the particular Reinsured that is affected by such material modification, such consent not to be unreasonably withheld or delayed; provided, however, that any such material modification shall be permitted by Applicable Law. Seller shall cause the applicable Reinsured to write and produce Seller Replacement Policies, as an agent of the Company, in accordance with similar scope of authority granted to the applicable Reinsured for policy terms, conditions and limits as the policies, certificates or contracts prior to the Closing. Notwithstanding the foregoing, Seller shall be permitted to cause the applicable Reinsured to modify the scope of authority granted to such Reinsured with respect to Seller Replacement Policies; provided that any material modification increasing the applicable Reinsured’s scope of authority with respect to the Seller Replacement Policies shall be subject to the prior written consent of the Company, such consent not to be unreasonably withheld or delayed; provided, however, that any such modification shall be permitted by Applicable Law;

(iii) The Company shall write and produce the Company Replacement Policies, as agent for the applicable Reinsured, in accordance with the applicable Reinsured’s rate schedules and rating plans in place as of the Closing. Notwithstanding the foregoing, the Company shall be permitted to modify the Reinsured’s rate schedules and rating plans; provided that any modification thereto shall be permitted by Applicable Law. Seller shall cause the applicable Reinsured to write and produce the Seller Replacement Policies, as an agent of the Company, in accordance with the Company’s rate schedules and rating plans in place as of the Closing. Notwithstanding the foregoing, Seller shall be permitted to cause the applicable Reinsured to modify the rate schedules and rating plans; provided that any modification thereto shall be permitted by Applicable Law. Buyer shall cause the Company to reasonably cooperate with the Reinsureds and Seller shall cause the Reinsureds to reasonably cooperate with the Company, in each case upon written request, in connection with any rate filing with respect to the lines of insurance reinsured pursuant to the Quota Share Reinsurance Agreements;

(iv) Neither the Company nor the applicable Reinsured may assign or delegate the policy writing authority granted under this Section 5.24 to any other Person, with the exception of an Affiliate of either party or, in the case of the Company, an authorized agent of (A) the Company or (B) an Affiliate of the Company;

(v) During the Renewal Rights Period, as may be reasonably requested by either party, the Company shall reasonably cooperate with the applicable Reinsured in writing the Seller Replacement Policies and Seller shall cause the applicable Reinsured to reasonably cooperate with the Company in writing the Company Replacement Policies; and

(vi) Neither the Company nor the applicable Reinsured shall issue any Replacement Policies outside the United States.

(c) During the Renewal Rights Period, (i) following the Company’s receipt of Policy Issuance Authority, Seller shall cause the Reinsureds to grant to the Company their authority to renew any policies, certificates or contracts covering the lines of insurance reinsured pursuant to the ARIC Quota Share Reinsurance Agreements and shall refer any and all such renewals (or requests regarding such renewals) to the Company and promptly notify the Company of any such renewals or requests and (ii) following the receipt of Policy Issuance Authority by an Affiliate of Seller (the “Seller Insurer”), Buyer shall cause the Company to grant to the Seller Insurer its authority to renew any policies, certificates or contracts covering the lines of insurance reinsured pursuant to the Non-ARIC Quota Share Reinsurance Agreements and shall refer any and all such renewals (or requests regarding such renewals) to the Seller Insurer and promptly notify the Seller Insurer of any such renewals or requests.

(d) During the Renewal Rights Period, (i) Buyer shall (A) cause the Company, in each of the states, if any, in which the Company does not possess Policy Issuance Authority, to promptly file and use commercially reasonable efforts to obtain Policy Issuance Authority and (B) cause the Company to maintain Policy Issuance Authority it possesses on or following the Closing Date, in each case, in all states necessary for the orderly transition of certain policyholders (“Non-ARIC Policyholders”) to policies issued by the Company, unless the Company has determined to discontinue any such lines of lines of insurance reinsured pursuant to the applicable ARIC Quota Share Reinsurance Agreement and (ii) Seller shall (A) cause the Seller Insurer, in each of the states, if any, in which the Seller Insurer does not possess Policy Issuance Authority, to promptly file and use commercially reasonable efforts to obtain Policy Issuance Authority and (B) cause the Seller Insurer to maintain Policy Issuance Authority it possesses on or following the Closing Date, in each case, in all states necessary for the orderly transition of certain policyholders (“ARIC Policyholders” and, together with the Non-ARIC Policyholders, the “Policyholders”) to policies issued by the Seller Insurer, unless the Seller Insurer has determined to discontinue any such lines of lines of insurance reinsured pursuant to the applicable Non-ARIC Quota Share Reinsurance Agreement. During the Renewal Rights Period, the Reinsureds or the Company, as applicable, shall maintain operating licenses to act as insurance carriers with respect to the applicable lines of insurance reinsured pursuant to the Quota Share Reinsurance Agreements in every state in which the Reinsureds or the Company, as applicable, act in such capacity.

(e) As soon as practicable after, as applicable, the Company’s or the Seller Insurer’s receipt of Policy Issuance Authority, Buyer and the Company, with respect to the Reinsureds, shall reasonably cooperate with and assist the Reinsureds in effecting the Reinsureds’ orderly and proper withdrawal from issuing policies, certificates or contracts and Seller, the Reinsureds and the Seller Insurer, with respect to the Company, shall reasonably cooperate with and assist the Company in effecting the Company’s orderly and proper withdrawal from issuing policies, certificates or contracts, including:

(i) assisting in preparing any plans or notices of withdrawal of forms and rates required by Applicable Law pertaining to the lines of insurance reinsured pursuant to the Quota Share Reinsurance Agreements, which are subject to, as applicable, the Reinsured’s or the Company’s prior written consent;

(ii) advising of any requirements regarding any such withdrawals brought to the attention of such party or provided by a Governmental Entity;

(iii) making required filings and notices with Governmental Entities in connection with any such withdrawals; and

(iv) providing on a timely basis any non-renewal notices required by Applicable Law to the Policyholders in accordance with Applicable Law,

in each case, at the cost and expense of the other party.

(f) Buyer shall cause the Company, and Seller shall cause the Reinsureds and the Seller Insurer, to provide each other with reasonable access to each other’s personnel and allow the other to make such examinations of its books and records as the other party may reasonably request in connection with the lines of insurance reinsured pursuant to the Quota Share Reinsurance Agreements, the withdrawal of the Company or the Reinsureds, as applicable, and the transition of Non-ARIC Policyholders to policies issued by the Company and ARIC Policyholders to policies issued by the Seller Insurer. Any such access or examinations shall be conducted during normal business hours of the party being examined and upon reasonable prior notice.

(g) Seller and Buyer shall notify each other of, in connection with the lines of insurance reinsured pursuant to the Quota Share Reinsurance Agreements, the withdrawal of, as applicable, the Reinsureds or the Company and the transition of Policyholders to policies issued by, as applicable, the Reinsureds or the Company: (i) any notice or other communication received from any Person alleging any consent required from such Person; (ii) any notice or other communication received from a Governmental Entity; and (iii) any commenced or, to the knowledge of Seller or Buyer, threatened actions, suits, claims, investigations or proceedings.

(h) Seller shall cause the Reinsureds to make a good faith effort to assist Buyer upon request in replacing the coverages of the Reinsureds pertaining to the lines of insurance reinsured pursuant to the ARIC Quota Share Reinsurance Agreements with coverages written by the Company and in making appropriate recommendations to and communications with agents and Policyholders to accept the Company as the replacement carrier. Buyer shall cause the Company to make a good faith effort to assist the Seller Insurer upon request in replacing the coverages of the Company pertaining to the lines of insurance reinsured pursuant to the Non-ARIC Quota Share Reinsurance Agreements with coverages written by the Seller Insurer and in making appropriate recommendations to and communications with Policyholders to accept the Seller Insurer as the replacement carrier. Notwithstanding the aforementioned, the decision as to whether or when to transition any coverages written by the Reinsureds to the Company or by the Company to the Seller Insurer, as applicable, during or, as soon as practicable, after the Renewal Rights Period shall be at the sole discretion of Buyer with respect to the transition of any coverages written by the Reinsureds to the Company and Seller with respect to any transition of any coverages written by the Company to the Seller Insurer.

(i) Buyer and Seller agree, unless prohibited by Applicable Law, to cause, as applicable, the Company and the Seller Insurer to continue any policies, certificates or contracts covering the lines of insurance reinsured pursuant to the Quota Share Reinsurance Agreements in force for a period not to exceed four (4) full policy terms following the Closing, absent cancellation or nonrenewal for nonpayment of premium after prior consultation with Seller or Buyer, as applicable (such period as determined by Buyer with respect to the Company and as determined by Seller with respect to the Reinsureds, as applicable, the “Renewal Rights Period”). It being understood and agreed by the parties that each line of insurance reinsured pursuant to the Quota Share Reinsurance Agreements may have a particular Renewal Rights Period.

(j) In those situations where (i) the Company replaces policies, certificates or contracts that were issued by the Reinsureds with new policies, certificates or contracts written by the Company and such replacement is done mid-term and (ii) the Seller Insurer replaces policies, certificates or contracts that were issued by the Company with new policies, certificates or contracts written by the Seller Insurer and such replacement is done mid-term, Buyer shall cause the Company, with respect to the policies, certificates or contracts issued pursuant to this Section 5.24(j)(i) and Seller shall cause the Seller Insurer, with respect to the policies, certificates or contracts issued pursuant to this Section 5.24(j)(ii), to refund premiums on such replaced policies, certificates or contracts.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1 Severance Benefits. From the Closing Date until the earlier of one (1) year following the Closing Date or December 31, 2015, Buyer shall provide, or cause the Company or USIS to provide, severance benefits for Transferred Employees whose employment is terminated during such period which are at least equal to the severance benefits set forth in Section 6.1 of the Disclosure Schedule.

Section 6.2 Credit for Service. Prior to the Closing, Seller, the Company and USIS, as applicable, shall take all required action to ensure that each Transferred Employee shall cease to be a participant under the Parent Employee Benefit Plans. On and after the Closing Date, Buyer shall provide, or cause to be provided, to each Transferred Employee under each Company Employee Benefit Plan and each other Employee Benefit Plan maintained or contributed to by Buyer or any Affiliate (collectively, the “Buyer Employee Benefit Plans”) credit for purposes of eligibility to participate, vesting and determination of level of benefits, but not for benefit accruals for full and partial years of service with Seller or its Affiliates (including the Company or USIS) performed at any time prior to the Closing, to the extent recognized by the Company immediately prior to the Closing, except where such crediting results in the duplication of benefits; provided, however, that Buyer shall provide, or cause to be provided, credit for benefit accrual purposes with respect to severance, termination, vacation and paid time off benefits.

Section 6.3 Employee Benefit Plans. For a period of eighteen (18) months following the Closing Date, (a) the benefits and coverages provided to Transferred Employees by the Company, Buyer or their respective Subsidiaries or other Affiliates shall be no less favorable in the aggregate than, at Buyer’s election, either (i) those provided to such Transferred Employees immediately prior to the Closing Date as disclosed in Section 3.10(a) of the Disclosure Schedule (excluding defined benefit pension benefits, supplemental retirement benefits and post-retirement welfare benefits) or (ii) those benefits and coverages provided to similarly situated employees of Buyer, (b) base annual compensation paid to each Transferred Employee on and after the Closing Date shall not be less than the base annual compensation paid to such Transferred Employee on the date hereof, and (c) the annual incentive opportunity of each Transferred Employee on and after the Closing Date shall not be less than the annual incentive opportunity made available to such Transferred Employee on the date immediately preceding the Closing Date.

Section 6.4 Preexisting Conditions, Exclusions and Waiting Periods; Deductibles. The Company, Buyer and their respective Subsidiaries and other Affiliates shall use reasonable efforts to (a) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Employees under any Buyer Employee Benefit Plans that are “employee welfare benefit plans” (within the meaning of Section 3(1) of ERISA) which replace any of the Company Employee Benefit Plans that are employee welfare benefit plans in which such Employees participate, other than limitations or waiting periods that are already in effect with respect to such Employees and that have not been satisfied as of the Closing Date and (b) provide each Employee with credit for any co-payments and deductibles paid by such Employee prior to the Closing Date for purposes of satisfying any applicable deductible or out-of-pocket requirements under any employee welfare benefit plans in which Employees are eligible to participate after the Closing Date.

Section 6.5 COBRA. Buyer shall be, or shall cause the Company to be, responsible and liable for providing the appropriate COBRA notices and coverages to Transferred Employees who experience a COBRA “qualifying event” after the Closing. Notwithstanding any provision of this Agreement to the contrary, neither Buyer nor any of its Affiliates, including the Company and USIS, shall be responsible and liable for providing health care continuation coverage as required under COBRA with respect to any Employee or former Employee who experiences a COBRA “qualifying event” on or before the Closing.

Section 6.6 Leaves of Absence. Each Employee of the Company or USIS on an approved leave of absence on the Closing Date shall be governed by the leave of absence policies of the Company or Parent, as applicable, as in effect at such time until the end of such leave of absence, whether or not such leave of absence is required by Applicable Law or is a voluntary employer-provided leave of absence.

Section 6.7 Retirement Plans. Effective as of the Closing Date, the Buyer Employee Benefit Plan intended to be a defined retirement plan qualified under Section 401(a) of the Code (the “Buyer 401(k) Plan”) for the benefit of Transferred Employees shall provide for receipt from Transferred Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) that are made in cash and including any promissory notes for associated participant loans. Each Transferred Employee who is a participant in the Parent 401(k) Plan shall be given the opportunity to receive a distribution of his or her account balance (in cash, but including any promissory notes for associated participant loans) and shall be given the opportunity to elect to “roll over” such account balance (in cash, but including any promissory notes for associated participant loans) to the Buyer 401(k) Plan, subject to and in accordance with the provisions of such plan(s) and Applicable Law. Buyer and Seller shall work together in good faith in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those Transferred Employees who elect to rollover their account balances directly into the Buyer 401(k) Plan.

Section 6.8 Non-Transferred Employees. Each individual, who is employed by the Company or USIS (i) other than in respect of the Business or (ii) on long-term disability, shall be transferred to Seller or an Affiliate of Seller other than the Company or USIS immediately prior to the Closing and such transferee shall continue in effect the long-term disability benefits of any transferred employee on long-term disability following such transfer in accordance with Applicable Law and the policies of the Company and USIS in effect at the time such employee went on long-term disability.

Section 6.9 No Third Party Beneficiaries. No Employee shall be deemed to be a third party beneficiary of this Agreement and no provision of this Agreement shall (a) create any right in any employee of the Company or USIS to continued employment by Buyer, the Company, or any respective Affiliates or preclude the ability of Buyer, the Company or any respective Affiliate to terminate the employment of any employee for any reason, (b) require Buyer, the Company, or any respective Affiliate to continue any Company Employee Benefit Plans or Buyer Employee Benefit Plan or prevent the amendment, modification or termination thereof after the Closing Date in accordance with the terms of the applicable Company Employee Benefit Plan or Buyer Employee Benefit Plan, (c) confer upon any Transferred Employee any rights or remedies under or by reason of this Agreement or (d) be treated as an amendment to any particular employee benefit plan of Buyer, the Company or any respective Affiliate.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the purchase and sale of the Shares and the other actions to be taken at the Closing are subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Governmental Consents. All filings with, and all consents, approvals, permits and authorizations required to be obtained prior to the Closing Date from, Governmental Entities, as set forth in Section 3.5 of the Disclosure Schedule and Section 4.3(i) of the Buyer Disclosure Schedule, in connection with the consummation of the transactions contemplated hereby by Seller and Buyer or by the Ancillary Agreements shall have been made or obtained and all such Government Approvals shall be in full force and effect in accordance with their terms.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction and no Applicable Law or Action of any Governmental Entity preventing or making unlawful the consummation of the purchase and sale of the Shares or any of the other transactions contemplated hereby or by the Ancillary Agreements shall be in effect; provided, however, that the party invoking this condition shall have used all reasonable efforts to have any such order or injunction vacated.

Section 7.2 Conditions to Obligations of Buyer. The obligations of Buyer to effect the purchase and sale of the Shares and the other actions to be taken at the Closing are further subject to the satisfaction or waiver by Buyer on or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the Seller Specified Representations shall be true and correct in all respects on and as of the date hereof and on and as of the Closing with the same effect as though made on and as of such time and (ii) the representations and warranties of Seller in this Agreement (other than the Seller Specified Representations) shall be true and correct (without regard to any qualifications or references to Company Material Adverse Effect, “material”, or any other materiality qualifications or references contained in any specific representation or warranty), in each case as of the date of this Agreement and as of the Closing with the same effect as though made on and as of the Closing, except to the extent any such representation and warranty speaks as of an earlier date, in which event such representation and warranty shall be true and correct as of such date, and except where any failure of the representations or warranties in the aggregate to be true and correct would not reasonably be expected to have a Company Material Adverse Effect. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller certifying that the conditions in Sections 7.2(a), (b), (d) and (f) have been satisfied.

(b) Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all of the obligations required to be performed by it under this Agreement on or prior to the Closing.

(c) Transition Service Agreement. Seller shall have delivered a counterpart of the Transition Services Agreement, signed by all parties thereto other than Buyer.

(d) No Company Material Adverse Effect. No fact or state of facts, circumstance, change, effect, occurrence, condition or event that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect shall have occurred since the date hereof.

(e) Directors and Officers. All directors and officers of the Company and USIS specified by Buyer no later than three (3) Business Days before the anticipated Closing Date, shall have resigned effective as of the Closing.

(f) Restructuring Transactions. (i) The Restructuring Transaction Agreements the form of which is not attached as Exhibit G shall be in the form and substance reasonably acceptable to Buyer and shall comply with the requirements of Exhibit F; (ii) Seller shall have delivered executed copies of all Restructuring Transaction Agreements; and (iii) each of the Restructuring Transactions shall have been consummated and shall be in full force and effect, and all required Government Approvals shall have been made or obtained and shall be in full force and effect, as applicable.

(g) No Burdensome Condition. No Burdensome Condition shall have been imposed and existing, unless Buyer has agreed in writing to such Burdensome Condition pursuant to Section 5.4.

Section 7.3 Conditions to Obligations of Seller. The obligations of Seller to effect the purchase and sale of the Shares and the other actions to be taken at the Closing are further subject to the satisfaction or waiver by Seller on or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the Buyer Specified Representations shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made on and as of such date and (ii) each of the representations and warranties of Buyer set forth in this Agreement (other than the Buyer Specified Representations) shall be true and correct (without regard to any qualifications or references to Buyer Material Adverse Effect, “material”, or any other materiality qualifications or references contained in any specific representation or warranty), in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date, except to the extent any such representation and warranty speaks as of an earlier date, in which event such representation and warranty shall be true and correct as of such date, and except where any failure of the representations or warranties in the aggregate to be true and correct would not reasonably be expected to have a Buyer Material Adverse Effect. Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer certifying that the conditions in Section 7.3(a) and (b) have been satisfied.

(b) Performance of Obligations of Buyer. Buyer shall have performed or complied in all material respects with all of the obligations required to be performed by it under this Agreement on or prior to the Closing.

(c) Transition Services Agreement. Buyer shall have delivered a counterpart of the Transition Services Agreement, signed by Buyer.

Section 7.4 Waiver of Conditions. Buyer, in the case of a condition set forth in Section 7.2, and Seller, in the case of a condition set forth in Section 7.3, shall have, to the extent permitted by Applicable Law, the exclusive right to waive, by written notice to the other party, the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights. Any such waiver shall not constitute a waiver of any other conditions in favor of the waiving party.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties. All representations and warranties contained in this Agreement (other than the representations and warranties contained in (i) Section 3.11, which shall be governed exclusively by Article IX, and (ii) Section 3.10, which shall survive until ninety (90) days after the expiration of the applicable statute of limitations taking into account any extension or waivers thereof) and all covenants and agreements contained in this Agreement that are to have effect or be performed on or prior to the Closing shall survive the Closing for purposes of this Article VIII and, subject to Section 8.3(e), shall terminate and expire at the close of business on the date that is twelve months after the Closing Date. All covenants and agreements contained in this Agreement that are to have effect or be performed after the Closing shall survive the Closing in accordance with their terms.

Section 8.2 Obligation to Indemnify.

(a) Subject to the expiration of the representations and warranties, covenants and agreements of Seller as provided in Section 8.1, and the limitations set forth in this Section 8.2(a) and Section 8.3 below, Seller agrees to indemnify and hold harmless Buyer, the Company, USIS and their respective Affiliates and Representatives (collectively, the “Buyer Indemnified Parties”) from and against all Losses resulting from or arising in connection with (i) any breach of the representations and warranties of Seller contained in this Agreement (other than the representations and warranties contained in Section 3.11), (ii) any breach of any of the covenants and agreements of Seller contained in this Agreement and (iii) any Excluded Liability; provided, however, that Seller shall not have any liability under clause (i) above (other than in connection with any breach of the Seller Specified Representations) unless the aggregate of all Losses for which Seller would, but for this proviso, be liable under this Agreement, exceeds on a cumulative basis an amount equal to $500,000 (the “Indemnification Basket”), after which the Buyer Indemnified Parties shall be entitled to receive the entire amount of any such Losses, including the Indemnification Basket; provided, further, however, that Seller shall not have any liability under clause (i) above for any individual items (or series of related claims arising from substantially the same or related underlying facts, events or circumstances) where the Loss relating thereto is less than $35,000; and provided, further, however, that for purposes of determining any breach of the representations and warranties of Seller, any qualification or references to “Company Material Adverse Effect,” “material,” “materially” or other materiality qualifications or references contained in such representation or warranty shall be disregarded. In any event, the maximum amount for which Seller shall be liable in the aggregate under Section 8.2(a)(i) (other than in connection with any breach of the Seller Specified Representations) shall not exceed $15,000,000 (the “Indemnification Cap”).

(b) Subject to the expiration of the representations and warranties, covenants and agreements of Buyer as provided in Section 8.1, and the limitations set forth in this Section 8.2(b) and Section 8.3 below, Buyer agrees to indemnify and hold harmless Seller and its Affiliates and Representatives (collectively, the “Seller Indemnified Parties”) from and against all Losses resulting from or arising in connection with (i) any breach of the representations and warranties of Buyer contained in this Agreement; (ii) any breach of any of the covenants and agreements of Buyer contained in this Agreement; and (iii) any Assumed Liabilities; provided, however, Buyer shall not have any liability under clause (i) above (other than in connection with any breach of the Buyer Specified Representations) unless the aggregate of all Losses for which Buyer would, but for this proviso, be liable, exceeds on a cumulative basis an amount equal to the Indemnification Basket, after which the Seller Indemnified Parties shall be entitled to receive the entire amount of any such Losses, including the Indemnification Basket; provided, further, however, that Buyer shall not have any liability under clause (i) above for any individual items (or series of related claims arising from substantially the same or related underlying facts, events or circumstances) where the Loss relating thereto is less than $35,000; and, provided, further, however, that for purposes of determining any breach of the representations and warranties of Buyer, any qualification or references to “Buyer Material Adverse Effect,” “material,” “materially” or other materiality qualifications or references contained in such representation or warranty shall be disregarded. In any event, the maximum amount for which Buyer shall be liable in the aggregate under Section 8.2(b)(i) (other than in connection with any breach of the Buyer Specified Representations) shall not exceed the Indemnification Cap.

Section 8.3 Indemnification Procedures.

(a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by, or an action, proceeding or investigation instituted by, any Person not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Claim”), such Indemnified Party must notify the other party (the “Indemnifying Party”) in writing, and in reasonable detail (to the extent practicable based on the information available to the Indemnified Party), of the Third Party Claim promptly after such Indemnified Party is notified in writing of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except and to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). Thereafter, the Indemnified Party shall keep the Indemnifying Party reasonably informed of developments it may become aware of with respect to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Party, and the Indemnified Party intends to seek indemnification under this Agreement for such Third Party Claim, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, subject to compliance with this Section 8.3(b), to assume, at its own expense subject to the limitations set forth in Section 8.2 and this Section 8.3(b), the defense thereof with counsel selected by the Indemnifying Party. Any election by an Indemnifying Party to assume the defense of a Third Party Claim must be delivered by the Indemnifying Party to the Indemnified Party within ten (10) days after receipt of the Indemnified Party’s Claims Notice, and the failure to do so shall result in the Indemnifying Party being deemed to have elected not to assume the defense of such Third Party Claim. The Indemnifying Party may assume the defense of a Third Party Claim unless (i) such claim seeks any remedy other than money damages, (ii) such claim relates to or arises in connection with any potential claim of criminal liability or any actual or threatened Action by any Governmental Entity, (iii) the Indemnified Party reasonably believes in good faith that such claim will result in material reputational harm to the Indemnified Party, or its Affiliates that would have an adverse effect on the business of the Indemnified Party or its Affiliates unrelated to Losses associated with such claim and (iv) the then remaining portion of the Indemnification Cap is reasonably expected to be less than half of the amount claimed together with all other indemnifiable Losses related to such Third Party Claim. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of separate counsel of the Indemnified Party’s choice for the Indemnified Party if (A) an Indemnified Party shall have determined in good faith after consultation with counsel that there are or may be substantive legal defenses available to an Indemnified Party that are different from or in addition to those available to the Indemnifying Party, or there are or may be actual or potential conflicts of interest between the position of an Indemnified Party and an Indemnifying

Party which in each case makes representation by the same counsel inappropriate or (B) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall as long as it diligently conducts such defense, control such defense. For any Third Party Claim for which the Indemnified Party is entitled to indemnification pursuant to this Article VIII, subject to the limitations of this Article VIII, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have not yet given notice of the Third Party Claim as provided above). In the case of a Third Party Claim that the Indemnifying Party is not permitted to assume pursuant to this Section 8.3(b): (i) the Indemnified Party shall conduct such claim in good faith and in a manner in which the Indemnified Party believes is reasonable and (ii) if the Indemnified Party seeks to settle or compromise such Third Party Claim, it shall (if permitted by Applicable Law) consult with and consider in good faith the reasonable comments of the Indemnifying Party.

(c) If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all of the parties hereto shall reasonably cooperate in the defense or prosecution thereof. Such reasonable cooperation shall include the retention and (upon the Indemnifying Party’s reasonable request) the provision to the Indemnifying Party of records and information which are relevant to such Third Party Claim, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party shall have assumed the defense of a Third Party Claim and is in compliance with its obligations under Section 8.3(b) and this Section 8.3(c), the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall not consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim as to which the Indemnifying Party has assumed the defense without the consent of any Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed and which consent can be withheld, conditioned or delayed in the Indemnified Party’s sole and absolute discretion if such settlement, compromise or discharge involves any finding or admission of fault, culpability, violation of Applicable Law or Permit or other wrongdoing, subjects any Indemnified Party to any injunctive relief or other equitable remedy or encumbers any of the assets of any Indemnified Party or results in any restriction or condition that would apply to or affect any Indemnified Party or the conduct of any Indemnified Party’s business or does not provide, as a condition of such settlement, compromise, discharge or entry of judgment, a complete and unconditional release of, or dismissal with prejudice of claims against, any Indemnified Party. The Indemnifying Party, and not the Indemnified Party or its Affiliates (unless consented to by the Indemnified Party), shall, subject to the Indemnification Basket and Indemnification Cap, if applicable, pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (unless other timing of payment is provided in such settlement or judgment, then in accordance with such timing).

(d) If an Indemnified Party intends to seek indemnification under this Agreement for a Loss which does not result from any Third Party Claim, it shall promptly notify the Indemnifying Party in writing, and in reasonable detail (to the extent practicable based on the information available to the Indemnified Party), of the claim; provided, however, that failure to give such prompt notification shall not affect the indemnification provided hereunder except and to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.

(e) The indemnities provided in this Agreement shall survive the Closing; provided, however, that the indemnities provided under Section 8.2(a) and Section 8.2(a) shall terminate when the applicable representation, warranty, covenant or agreement terminates pursuant to Section 8.1, except as to any item as to which the Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice stating in reasonable detail the basis of such claim (to the extent practicable based on the information available to the Indemnified Party) to the Indemnifying Party.

(f) The indemnities provided in Sections 8.2(a) and 8.2(b) and, with respect to Taxes, Article IX, shall be, in the absence of willful misconduct, willful and material breach or fraud, the sole and exclusive remedy for monetary damages for any breach of representation, warranty, covenant or agreement or other claim arising out of this Agreement or the transactions contemplated hereby. Nothing in this Section 8.3(f) shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 11.11. For the avoidance of doubt, none of the limitations set forth in this Article VIII shall be applicable to Section 2.4 or Section 2.5.

(g) The amount of any Losses for which indemnification is provided under this Agreement shall be calculated (i) net of any insurance proceeds actually received from an unaffiliated third party in cash by the Indemnified Party with respect to such Losses (net of all costs incurred in connection with securing such proceeds, including any applicable deductibles, co-payments, “retro premium” adjustments, prospective or increased premiums or costs, and similar costs or payments), (ii) net of any Tax benefit actually realized by the Indemnified Party (or any consolidated, combined or unitary group of which the Indemnified Party is also a member), attributable to the incurrence, accrual or payment of such Losses; provided, that such Tax benefit shall be calculated in accordance with the principles set forth in Section 9.3.

(h) Notwithstanding anything contained herein to the contrary, no Indemnifying Party shall be liable for any punitive or exemplary damages or damages that are not reasonably foreseeable (other than punitive or exemplary damages and any other damages recovered by third parties in connection with a Third Party Claim).

(i) The Indemnifying Party may request that the Indemnified Party take commercially reasonable steps to assist in mitigating its Losses that are subject to indemnification by the Indemnifying Party; provided, the Indemnified Party shall not be required to take any steps that would adversely affect its business or operations. The Indemnified Party shall, upon the prior written request of the Indemnifying Party, use good faith commercially reasonable efforts to take, or to cause its controlled Affiliates to take all commercially reasonable steps to mitigate any Losses reasonably requested by the Indemnifying Party provided that the

Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in providing its mitigation assistance hereunder.

(j) In the event of full payment by or on behalf of any Indemnifying Party to any Indemnified Party (including pursuant to this Article VIII) in connection with any claim or demand by any Person other than the parties hereto or their respective Affiliates, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand; provided, that the Indemnified Party shall be under no obligation to commence or be a party to any litigation or arbitration proceeding. Such Indemnified Party shall (at the expense of the Indemnifying Party) cooperate with such Indemnifying Party in a reasonable manner, and at the cost of such Indemnifying Party, in presenting any subrogated right, defense or claim. No Seller Indemnified Party shall make any claim for contribution from the Company or USIS with respect to any indemnity claims arising under or in connection with this Agreement and Seller, each on its own behalf and on behalf of all Seller Indemnified Parties, hereby waives effective upon the Closing any such right of contribution from the Company or USIS it has or may have in the future.

(k) Notwithstanding any other provision in this Agreement to the contrary, the rights of the Indemnified Parties set forth in this Article VIII and Article IX shall not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired), at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, and, with respect to the accuracy or inaccuracy of or compliance with, any of the representations and warranties set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty set forth in this Agreement, or on the performance of or compliance with any covenant, obligation or agreement set forth in this Agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants, obligations and agreements.

(l) In the event that an Indemnifying Party: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all (measured as of its most recent available balance sheet) of its properties or assets (whether in one transaction or a series of related transactions) to one or more Persons, then, in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume, by a written instrument entered into for the benefit of, and enforceable by, the Indemnifying Parties, the obligations of such Indemnifying Party set forth in this Article VIII and Article IX.

Section 8.4 Tax Indemnification. Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed by Article IX hereof, and shall not be subject to this Article VIII, except for Section 8.2(a)(i), Section 8.3(g)(ii), Section 8.3(k) and Section 8.3(k).

ARTICLE IX

TAX MATTERS

Section 9.1 Indemnity.

(a) From and after the Closing, Seller agrees to indemnify and hold harmless the Buyer Indemnified Parties from and against any (i) Taxes imposed on or with respect to the Company or USIS with respect to any Pre-Closing Tax Period; (ii) Taxes for which the Company or USIS is liable by reason of Treasury Regulation Section 1.1502-6 (or any comparable provision under state, local or non-U.S. law), or as a transferee or successor or by contract (other than a contract entered into in the ordinary course of the business consistent with past practice); (iii) Taxes or Losses resulting from, based on or relating to any inaccuracy in or breach of the representations and warranties contained in Section 3.11 (determined without regard to any qualification or references to “Company Material Adverse Effect,” “material,” “materially” or other materiality qualifications or references contained in any specific representation or warranty); (iv) Taxes resulting from, based on or relating to any breach or failure by Seller or any of its Affiliates to perform or comply with any of the covenants or agreements of Seller or any of its Affiliates contained in this Agreement; (v) Transfer Taxes for which Seller is responsible under Section 9.8; (vi) Taxes (including Transfer Taxes) resulting from, based on or relating to the Restructuring Transactions or any actions or transactions undertaken pursuant to Section 5.7 or Section 9.9; and (vii) costs and expenses, including reasonable out of pocket legal fees and expenses attributable to any item described in clauses (i) to (vi).

(b) Except for Taxes or Losses for which Seller is responsible pursuant to Section 9.1(a), from and after the Closing, Buyer agrees to indemnify and hold harmless the Seller Indemnified Parties from and against any (i) Taxes imposed on the Company or USIS with respect to any Post-Closing Tax Period; (ii) Transfer Taxes for which Buyer is responsible under Section 9.8; (iii) if the representation contained in Section 3.11(n) is correct and provided that Seller complies in all material respects with the provisions contained in Section 9.11, any incremental liability for Taxes attributable to an election under Section 338(h)(10) of the Code, as contemplated by Section 9.11, but only to the extent the difference between the aggregate tax basis of the assets of the Company and USIS and Seller’s tax basis in the Shares does not exceed $2,000,000; and (iv) costs and expenses, including reasonable out of pocket legal fees and expenses, attributable to any item described in clauses (i) to (iii).

(c) In the case of Taxes (other than Transfer Taxes) that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Pre-Closing Tax Period shall be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts (other than premiums), or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 9.8), deemed equal to the amount which would be payable if the Taxable period ended on the Closing Date;

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Company or USIS, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period; and

(iii) in the case of Taxes imposed on the basis of gross premiums, deemed equal to the amount of Taxes that would be payable based upon the amount of premium written as of the Closing Date;

provided, however, that notwithstanding any provision of this Agreement to the contrary, neither Seller nor any Affiliate of Seller (other than the Company or USIS) is responsible for any Taxes arising out of, relating to or resulting from any transactions or actions taken solely by or at the direction of Buyer or any Affiliate thereof that occur on the Closing Date but after the Closing, and any such Taxes will be allocable to a Post-Closing Tax Period and Buyer shall be liable for and indemnify and hold harmless Seller and any Affiliate thereof for all such Taxes and reasonable costs or expenses related thereto; and provided, further, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

Section 9.2 Returns and Payments. Seller shall prepare and file or otherwise furnish in proper form to the appropriate Taxing Authority (or cause to be prepared and filed or so furnished) in a timely manner all Tax Returns required to be filed by or with respect to the Company or USIS for a Pre-Closing Tax Period (and Buyer shall (or shall cause the Company) to do the same with respect to any Tax Return required to be filed by or with respect the Company or USIS for a Post-Closing Tax Period or, if required to be filed after the Closing Date, a Straddle Period), and shall timely pay (or cause to be timely paid) any Taxes due in respect of such Tax Returns. Tax Returns required to be filed by or with respect to the Company or USIS for any Pre-Closing Tax Period or Straddle Period shall be prepared in a manner consistent with past practices employed with respect to the Company and USIS, as applicable, except to the extent that Buyer, the Company or USIS determines, with the written advice of independent Tax counsel (to be delivered to Seller as an addressee thereof), that there is not at least a “substantial authority,” within the meaning of Section 6662(d)(2)(B)(i) of the Code, for a particular position or that a Tax Return cannot be so prepared and filed without being subject to penalties. With respect to any Tax Return of the Company or USIS which is to be prepared (or caused to be prepared) by Buyer pursuant to this Section 9.2, but which (i) could reasonably be expected to result in an indemnity obligation of Seller pursuant to Section 9.1(a) or (ii) relates to a Straddle Period, the Company shall provide Seller and its Representatives with a copy of such completed Tax Return and a statement certifying the amount of Tax shown on such Tax Return that is required to be paid by Seller pursuant to Section 9.1(a), together with appropriate supporting information and schedules at least thirty (30) days prior to the due date (including any extension thereof) for the filing of such Tax Return. Seller shall have the right to review such Tax Return, schedule and additional information, if any, prior to the filing of such Tax Return, and Buyer shall reflect on such Tax Return any reasonable comments submitted by

Seller at least fifteen (15) days prior to the due date of such Tax Return. Neither Buyer nor any of its Affiliates (including, after the Closing Date, the Company and USIS) shall file an amended Tax Return, or agree to any waiver or extension of the statute of limitations relating to Taxes with respect to the Company or USIS for a Pre-Closing Tax Period or Straddle Period without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 9.3 Tax Benefits. In determining the amount of any payment necessary to indemnify any party hereto against, or reimburse any party for, Losses or Taxes pursuant to this Article IX, the amount of such Losses or Taxes shall be determined net of any Tax benefit actually realized by the Indemnified Party (or any Affiliate thereof) as the result of sustaining or paying such Losses or Taxes (including as the result of facts or circumstances due to which the Indemnified Party sustained or paid such Losses or Taxes), but only to the extent such Tax benefits result in a reduction in Taxes paid or payable by the Indemnified Party in the taxable period during which such Losses or Taxes are sustained or paid.

Section 9.4 Tax Refunds. Seller shall be entitled to any refund, credit, offset or other similar benefit received or realized with respect to Taxes attributable to the Company or USIS for any Pre-Closing Tax Period, including any such amount arising by reason of an amended Tax Return filed after the Closing Date, an audit or otherwise; provided, however, that any Tax refund or other benefit (i) that relates to a carryback of a Company loss from a Post-Closing Tax Period and that would not otherwise have been received by Seller or an Affiliate thereof or (ii) that is specifically identified and reserved for in the GAAP Financial Statements, shall be the property of Buyer. Buyer shall be entitled to any Tax refund or other benefit of the Company or USIS of or against any Taxes other than refunds or other benefits to which Seller is entitled pursuant to the foregoing sentence. In connection with the foregoing, if Seller reasonably determines that the Company or USIS is entitled to file or make a formal or informal claim for a refund of Taxes (including by filing an amended Tax Return) with respect to a Pre-Closing Tax Period, Seller shall be entitled to file or make, or to request that Buyer cause the Company or USIS, as applicable, to file or make, such formal or informal claim for refund, and Seller shall be entitled to control of the prosecution of such claim for refund. Buyer shall cooperate, and cause the Company or USIS, as applicable, to cooperate, with respect to such claim for refund (including, if applicable, with respect to the filing or making of such claim for refund), and shall pay, or cause the Company or USIS, as applicable, to pay, to Seller the amount (including any interest paid thereon by the applicable Taxing Authority and net of any costs or expenses incurred by Buyer or any of its Affiliates with respect to such refund or claim for refund) of any related refund, credit, offset or other similar benefit thereof. Any refund, credit, offset or other similar benefit received or realized with respect to Taxes attributable to the Company or USIS for a Straddle Period shall be equitably apportioned among Buyer and Seller in a manner consistent with the principles set forth in Section 9.1(a). Each party hereto shall pay, or cause its Affiliates to pay, to the party entitled to a Tax refund or other benefit under this Section 9.4, the amount of such refund or benefit (including any interest paid thereon and net of any Taxes to the party receiving such refund or benefit in respect of the receipt or accrual thereof) within ten (10) days after the actual receipt or realization thereof or the application of such Tax refund or other benefit against amounts otherwise payable.

Section 9.5 Tax Contests.

(a) After the Closing, if any Taxing Authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article IX, except to the extent that the other party is prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) In the case of a Tax Proceeding that relates to Taxes of the Company or USIS for which Seller is liable pursuant to Section 9.1(a), Seller shall have the right, at its own cost and expense, to participate in and control the conduct of such Tax Proceeding in all respects; provided, however, that Buyer shall be entitled to participate, at its own cost and expense, in the conduct of such Tax Proceeding; and provided, further, that Seller shall not settle, compromise or abandon (or allow any of its Affiliates to settle, compromise or abandon) any such Tax Proceeding without obtaining the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement, compromise or abandonment could have a material adverse impact on Buyer or any of its Affiliates (including, after the Closing, the Company and USIS) for any Post-Closing Tax Period. If Seller does not assume the defense of any Tax Claim within fifteen (15) days of the day it is notified of such Tax Claim, Buyer may, at its option, defend the same in such manner as it may deem appropriate; provided, however, that Buyer shall keep Seller reasonably informed as to the status of such Tax Claim and, at its option, Seller may participate in such Tax Claim at its own cost and expense with counsel of its own choosing and no Tax Contest shall be settled without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed). Except as otherwise provided in this Section 9.5(b), Buyer shall have the exclusive right to control, at its own cost and expense, any Tax Proceeding of or with respect to the Company or USIS and, for the avoidance of doubt, Seller shall not have any liability with respect to such Tax Proceeding. In the event of a Tax Proceeding that involves issues relating to Taxes of the Company or USIS for which Seller is liable pursuant to Section 9.1(a) that also involves separate issues relating to Taxes for which Seller is not liable pursuant to Section 9.1(a), Buyer shall have the right, at its cost and expense, to control the Tax Proceeding, but only with respect to the latter issues.

(c) Neither Buyer, on the one hand, nor Seller (or any of its Affiliates), on the other hand, shall enter into any compromise or agree to settle any claim pursuant to any Tax Proceeding which would adversely affect the other party for such year or a subsequent or prior year without first obtaining the written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed.

Section 9.6 Time of Payment. Except as otherwise provided herein, payment of any amounts due under this Article IX in respect of Taxes shall be made within ten (10) Business Days following written notice by the Indemnified Party that payment of such amounts to the appropriate Taxing Authority is due; provided that the Indemnified Party shall comply with its obligation to promptly notify the Indemnifying Party; and provided, further, that an Indemnifying Party shall not be required to make any payment earlier than three (3) Business Days before it is due to the appropriate Taxing Authority. In the case of a Tax that is contested in accordance with the provisions of Section 9.5, payment of the Tax to the appropriate Taxing Authority will be considered to be due no earlier than the date of a final determination with respect to such Tax.

Section 9.7 Cooperation and Exchange of Information. Notwithstanding anything to the contrary in this Agreement: Seller and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any Tax Proceeding in respect of Taxes or furnishing information with respect to Taxes to parties (provided that such parties shall have first executed a confidentiality agreement with Seller in commercially reasonable form) subsequently desiring to purchase any of the Company or USIS or any part of the Business from Buyer. Any party making a request for cooperation pursuant to this Section 9.7 shall reimburse the party providing such cooperation for its reasonable external out-of-pocket expense occasioned by the provision of such cooperation. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities. Each party and its Affiliates shall make its employees reasonably available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Seller and Buyer shall each retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company and USIS for each Pre-Closing Tax Period until the earlier of (i) the expiration of the statute of limitations of the Taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Taxable periods, or (ii) seven (7) years following the due date (without extension) for such returns. Any information obtained under this Section 9.7 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting a Tax Proceeding or as otherwise may be required by Applicable Law or applicable securities exchange rules.

Section 9.8 Transfer Taxes. Each of Buyer, on the one hand, and Seller, on the other hand, shall timely pay fifty percent (50%) of any real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes (“Transfer Taxes”) which become payable in connection with the transactions contemplated by this Agreement, and any expenses related to the filing of any Tax Returns with respect to such Transfer Taxes. Notwithstanding anything to the contrary in the preceding sentence, Seller shall timely pay any Transfer Taxes resulting from or related to the Restructuring Transactions. The party responsible under Applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall timely file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes described in the preceding sentence and promptly provide a copy of such Tax Return to the other party, and, if required by Applicable Law, Buyer or Seller, as the case may be, shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation and shall otherwise cooperate to enable the other to comply with any filing requirements relating to any such Taxes.

Section 9.9 Termination of Tax Allocation Agreements. Any Tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by Seller or any of its Affiliates on the one hand, and the Company or USIS, on the other hand, shall be terminated as to the Company and USIS on or prior to the Closing Date, and no payments which are owed by or to the Company or USIS pursuant thereto shall be made thereunder.

Section 9.10 Miscellaneous.

(a) Seller and Buyer agree to treat all payments made by either of them to or for the benefit of the other (including any payments to the Company or USIS) under this Article IX or under other indemnity provisions of this Agreement as adjustments to the Closing Purchase Price, except as otherwise required under Applicable Law.(b) Notwithstanding anything to the contrary in this Agreement, the indemnification obligations contained in this Article IX and the representations and warranties made pursuant to Section 3.11 shall survive the Closing Date until sixty (60) days following the expiration of the applicable statute of limitations taking into account any extension or waivers thereof.

(c) Notwithstanding anything to the contrary in this Agreement, indemnification for any and all Tax matters and the procedures with respect thereto shall be governed exclusively by this Article IX and shall not be governed by the provisions of Article VIII (except for Section 8.4).

(d) Neither Seller nor any of its Affiliates shall take, or cause or permit any other Person to take, any action which could (i) materially increase Buyer’s or any of its Affiliates’ liability for Taxes or (ii) result in, or change the character of, any material income or gain that must be reported on any Tax Return filed or to be filed by Buyer or any of its Affiliates (including any Tax Return filed or required to be filed by the Company or USIS for a taxable year or period ending after the Closing Date).

(e) At least five (5) days prior to the Closing, Seller shall deliver to Buyer a certificate under Section 1445(b)(2) of the Code (a FIRPTA certificate) in form and substance reasonably satisfactory to Buyer, duly executed and acknowledged, certifying that Seller is not a foreign person.

Section 9.11 Closing Purchase Price Allocation and Section 338(h)(10) Elections. Seller, on the one hand, and Buyer, on the other hand, shall (and shall cause their relevant Affiliates to) jointly make and timely file an irrevocable election under Section 338(h)(10) of the Code (and to the extent available, any corresponding elections under any applicable state and local Tax Law) with respect to the purchase of the Shares and all of the shares of capital stock of USIS pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”). As soon as practicable following the Closing, Buyer and Seller shall consult in good faith, acting reasonably, to agree on an allocation of the GAAP Book Value (as reflected on the Closing GAAP Book Value Calculation Report or, if available, the Final Closing GAAP Book Value Calculation Report, and together with other relevant amounts, including liabilities deemed assumed for U.S. federal income tax purposes) among the covenants set forth in Section 5.16 and the assets of the Company and USIS, as required pursuant to Section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”). Seller and Buyer shall (and shall cause their respective Affiliates to) (i) cooperate in the preparation of, and timely file, all Tax Returns, forms, attachments and schedules necessary to effectuate, preserve and reflect the Section 338(h)(10) Elections in a manner consistent with the Allocation, and (ii) take no position contrary thereto on any applicable Tax Return or in any Tax Proceeding or otherwise, except to the extent required to do otherwise pursuant to a determination as defined in Section 1313(a) of the Code or any similar Tax Law. Each of Seller and Buyer shall deliver to the other at the Closing one or more duly executed IRS Forms 8023 that reflect the Section 338(h)(10) Election.

ARTICLE X

TERMINATION PRIOR TO CLOSING

Section 10.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by Seller or Buyer in writing, if there shall be any order, injunction or decree of any Governmental Entity which prohibits or restrains any party from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and nonappealable;

(b) by Seller or Buyer in writing, if the Closing has not occurred on or prior to February 28, 2015 (as may be extended by the proviso herein) (the “Outside Date”), unless due to the failure of the party seeking to terminate this Agreement to materially perform each of its obligations under this Agreement required to be performed by it on or prior to the Closing Date; provided, however, that if the Closing has not occurred due solely to the failure to obtain any of the Government Approvals, either party may elect to extend the Outside Date to April 15, 2015;

(c) by Seller or Buyer in writing, in the event (i) of a material breach of this Agreement by the non-terminating party if such non-terminating party fails to cure such breach within 20 Business Days following notification thereof by the terminating party or (ii) the satisfaction of any condition to the terminating party’s obligations under this Agreement becomes impossible if the failure of such condition to be satisfied is not caused by a breach of this Agreement by the terminating party or its Affiliates; and

(d) at any time on or prior to the Closing by mutual written consent of Seller and Buyer.

Section 10.2 Survival. If this Agreement is terminated as provided in Section 10.1 and the transactions contemplated hereby are not consummated as described above, this Agreement shall become null and void and of no further force and effect, except for (a) the provisions of Section 5.2, Section 5.6, this Section 10.2 and Article XI and (b) rights and obligations arising from any willful and material breach of this Agreement prior to such termination.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Fees and Expenses. Whether or not the purchase and sale of the Shares is consummated, each party hereto shall pay its own fees and expenses incident to preparing for, entering into and carrying out this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby; provided, that all such fees and expenses incurred by the Company or USIS prior to the Closing shall be borne by Seller. Subject to any applicable limitations set forth in Article VIII, in any adversarial proceedings permitted under Section 11.7 between the parties arising out of this Agreement, the prevailing party will be entitled to recover from the other party, in addition to any other relief awarded, all expenses that the prevailing party incurs in those proceedings, including attorneys’ fees and expenses.

Section 11.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.2):

If to Seller and Parent:

American Bankers Insurance Group, Inc.

11222 Quail Roost Drive

Miami, FL 33157

Facsimile: 305-252-6942

Email: rebekah.biondo@assurant.com

Attention: Rebekah Biondo

Assurant, Inc.

One Chase Manhattan Plaza, 41st Floor

New York, NY 10005

Facsimile: 212-859-7275

Email: larry.port@assurant.com

Attention: Larry Port

with copies to (which shall not constitute notice):	Assurant, Inc. One Chase Manhattan Plaza, 41st Floor New York, NY 10005 Facsimile: 212-859-7034 Email: john.ngo@assurant.com Attention: John Ngo

Clifford Chance US LLP 31 W. 52nd Street New York, NY 10019 Facsimile: 212-878-8375 E-mail: Joseph.Cosentino@CliffordChance.com Attention: Joseph A. Cosentino

If to Buyer and Buyer Parent:	Global Indemnity plc Three Bala Plaza East Bala Cynwyd, PA 19004 E-mail: lhohn@global-indemnity.com Attention: Linda Hohn, Vice President and Associate General Counsel

with copies to (which shall not constitute notice):

Fox Paine & Company, LLC

2105 Woodside Road, Suite D

Woodside, California 94062-1153

E-mail: Fox@foxpaine.com

Attention: Saul Fox

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Facsimile: 650-798-6504

E-mail: Amr.Razzak@skadden.com

Attention: Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile: 917-777-3714

E-mail: Todd.Freed@skadden.com

Attention: Todd E. Freed

Section 11.3 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any fact or item disclosed in any section of the Disclosure Schedule shall be deemed disclosed in all other sections of the Disclosure Schedule to which the relevance of such fact or item is reasonably apparent on its face. Any fact or item disclosed in any section of the Buyer Disclosure Schedule shall be deemed disclosed in all other sections of the Buyer Disclosure Schedule to which the relevance of such fact or item is reasonably apparent on its face. Disclosure of any item in the Disclosure Schedule shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would result in a Company Material Adverse Effect. Disclosure of any item in the Buyer Disclosure Schedule shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would result in a Buyer Material Adverse Effect. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of this Agreement, (a) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (b) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole; (c) whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate; (d) references to any statute, rule or regulation include a reference to (i) the corresponding rules and regulations and (ii) each of them as amended from time to time; and (e) references to any Person include such Person’s predecessors or successors. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

Section 11.4 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Ancillary Agreements, and all exhibits and schedules hereto and thereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its purchase of the Shares and the other transactions contemplated hereby and is capable of bearing the economic risks thereof. Except as otherwise expressly set forth in this Agreement or the Ancillary Agreements, this Agreement and the Ancillary Agreements are not intended to confer upon any Person, other than the parties hereto and their permitted assigns, any rights or remedies.

Section 11.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 11.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void; provided, however, that Buyer may, upon three (3) Business Days’ written notice to Seller, assign to any Affiliate all or a portion of its rights and obligations hereunder (including becoming a party to this Agreement) without the consent of the other parties hereto; provided, further, that any such assignment by Buyer to an Affiliate shall not, unless otherwise mutually agreed to in writing by the parties hereto, relieve Buyer of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 11.7 Dispute Resolution; Enforcement.

(a) Subject to the dispute resolution procedures in Section 2.4 and Section 2.5 hereof, and Exhibits D and E hereto, in the event of any dispute arising under this Agreement, prior to the commencement of litigation, a senior officer of Buyer and a senior officer of Seller shall first attempt to resolve the dispute amicably. If they are unable to resolve the dispute in writing in this manner within thirty (30) days from the date of delivery of a written request by any party for such amicable settlement, the parties may pursue judicial remedies with respect to such dispute as provided in Section 11.7(b) below.

(b) Each of Parent, Seller, Buyer Parent and Buyer hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Federal Courts of the United States of America located in the City of New York (the “New York Federal Courts”) for purposes of enforcing this Agreement or, in the event that such courts do not have jurisdiction over such Action, in the Courts of the State of New York in the city of New York (the “New York State Courts”, together with the New York Federal Courts, the “New York Courts”). In any such action, suit or other proceeding, each of Seller and Buyer irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, however, that nothing set forth in this sentence shall prohibit any party hereto from removing any matter from a New York State Court to a New York Federal Court. Each party hereto also agrees that any final and nonappealable judgment against a party hereto in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. The parties hereto agree that any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered, sent or mailed in accordance with Section 11.2, constitute good, proper and sufficient service thereof.

Section 11.8 Severability; Amendment and Waiver.

(a) Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. Upon such holding that any provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

(b) This Agreement may be amended or supplemented only by a written instrument signed by each of the parties, and the terms hereof may be waived only by a written instrument signed by the party waiving compliance.

(c) No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

Section 11.9 Certain Limitations. Except for the representations and warranties expressly set forth in Article IV, any certificate or instrument delivered hereunder by Buyer and its Affiliates and any Ancillary Agreement, (a) Parent and Seller have not relied on any representation or warranty from Buyer Parent, Buyer or any of their Affiliates or Representatives in determining to enter into this Agreement and (b) Parent and Seller acknowledge and agree that none of Buyer Parent, Buyer or any of their Affiliates or Representatives has made any representation or warranty whatsoever, express or implied, with regard to any information Buyer Parent, Buyer or any of their Affiliates or Representatives made available to Parent, Seller and their Affiliates or Representatives. Except for the representations and warranties expressly set forth in Article III, any certificate or instrument delivered hereunder by Parent, Seller and their Affiliates and any Ancillary Agreement, (i) Buyer Parent and Buyer have not relied on any representation or warranty from Parent, Seller or any of their Affiliates or Representatives in determining to enter into this Agreement and (ii) Buyer Parent and Buyer acknowledge and agree that none of Parent, Seller or any of their Affiliates, nor any employee, officer, director, agent, representative or advisor of any of them makes or has made, and Buyer Parent and Buyer have not relied on, any representation or warranty to Buyer Parent or Buyer, oral or written, express or implied, other than as set forth in Article III. Without limiting the generality of the foregoing, no such Person has made any representation or warranty to Buyer with respect to: (i) the Confidential Information Memorandum, dated as of July 2014, as amended or supplemented from time to time or any other evaluation materials regarding the business of the Company and USIS provided by or on behalf of Seller to Buyer (collectively, the “Descriptive Materials”); (ii) any information set forth in any actuarial valuation or appraisal provided to Buyer by or on behalf of Seller in connection with the transactions contemplated hereby, except as expressly set forth herein; or (iii) any financial projection or forecast relating to the business of the Company and USIS. With respect to the Descriptive Materials and any such valuation, appraisal, projection or forecast delivered by or on behalf of Seller to Buyer, Buyer acknowledges that: (A) there are uncertainties inherent in attempting to make such valuations, appraisals, projections and forecasts; (B) it is familiar with such uncertainties; (C) it is not acting and has not acted in reliance on the Descriptive Materials or on any such valuation, appraisal, projection or forecast so furnished to it; and (D) it shall have no claim against any such Person with respect to the Descriptive Materials or any such valuation, appraisal, projection or forecast.

Section 11.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

Section 11.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other undertaking or security in connection therewith. Each party further agrees that (i) by seeking any remedy provided in this Section 11.11, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement and (ii) nothing contained in this Section 11.11 shall require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 11.11 before exercising any other right under this Agreement.

Section 11.12 Parent Guarantee. Parent hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause Seller to fully and promptly pay, perform and observe all of Seller’s obligations under, with respect to, in connection with or otherwise arising out of or relating to this Agreement (collectively, the “Obligations”), whether according to the present terms hereof, or pursuant to any change in the terms, covenants and conditions hereof at any time hereafter made or granted, including pursuant to any amendments, waivers, extensions or renewals affecting this Agreement and the transactions contemplated hereby. In the event that Seller fails in any manner whatsoever to pay, perform or observe any of the Obligations, Parent will itself duly and promptly pay, perform or observe, as the case may be, such Obligations, or cause the same to be duly and promptly paid, performed or observed, in each case as if Parent were itself the Seller with respect to such Obligations. In regards to monetary obligations, Parent agrees that its guarantee under this Section 11.12 constitutes a guarantee of payment when due and not of collection. Notwithstanding anything in this Section 11.12 to the contrary, Buyer may proceed to enforce this Section 11.12 against Parent without first pursuing or exhausting any right or remedy that Buyer or any of its successors or assigns may have against Seller, any of its successors or assigns (or any Affiliates thereof) or any other Person. The obligations of Parent under this Section 11.12 shall be valid and enforceable and, to the fullest extent permitted by Applicable Law, Parent waives (i) any direct or indirect defense based on a lack of power or authority by Seller to execute, deliver or perform this Agreement and (ii) any other legal or equitable defense available to a guarantor under Applicable Law. Any payment by Parent pursuant to this Section 11.12 will, to the extent of actual receipt by Buyer of such payment as it relates to any Obligation under this Agreement, discharge such Obligation of Seller to Buyer under this Agreement. Parent agrees that its guarantee under this Section 11.12 shall continue to be effective or be reinstated, as the case may be, if at any time full or partial payment of any Obligation is rescinded or must otherwise be restored upon the insolvency, bankruptcy or reorganization of Seller or otherwise. Parent agrees that it shall have no right of subrogation, contribution or indemnity with respect to payments made under this Section 11.12 until such time as all Obligations have been paid in full. Notwithstanding the provisions of Section 11.1, Parent agrees to pay on demand all reasonable, documented out-of-pocket fees and expenses of Buyer (including the reasonable, documented fees and expenses of its counsel) for the protection or enforcement of the rights of Buyer against Parent under this Section 11.12.

Section 11.13 Buyer Parent Guarantee. Buyer Parent hereby unconditionally, absolutely and irrevocably guarantees, undertakes and promises to cause Buyer to fully and promptly pay, perform and observe all of Buyer’s obligations under, with respect to, in connection with or otherwise arising out of or relating to this Agreement (collectively, the “Buyer Parent Obligations”), whether according to the present terms hereof, or pursuant to any change in the terms, covenants and conditions hereof at any time hereafter made or granted, including pursuant to any amendments, waivers, extensions or renewals affecting this Agreement and the transactions contemplated hereby. In the event that Buyer fails in any manner whatsoever to pay, perform or observe any of the Buyer Parent Obligations, Buyer Parent will itself duly and promptly pay, perform or observe, as the case may be, such Buyer Parent Obligations, or cause the same to be duly and promptly paid, performed or observed, in each case as if Buyer Parent were itself Buyer with respect to such Buyer Parent Obligations. In regards to monetary obligations, Buyer Parent agrees that its guarantee under this Section 11.13 constitutes a guarantee of payment when due and not of collection. Notwithstanding anything in this Section 11.13 to the contrary, Seller may proceed to enforce this Section 11.13 against Buyer Parent without first pursuing or exhausting any right or remedy that Seller or any of its successors or assigns may have against Buyer, any of its successors or assigns (or any Affiliates thereof) or any other Person. The obligations of Buyer Parent under this Section 11.13 shall be valid and enforceable and, to the fullest extent permitted by Applicable Law, Buyer Parent waives (i) any direct or indirect defense based on a lack of power or authority by Buyer to execute, deliver or perform this Agreement and (ii) any other legal or equitable defense available to a guarantor under Applicable Law. Any payment by Buyer Parent pursuant to this Section 11.13 will, to the extent of actual receipt by Seller of such payment as it relates to any Buyer Parent Obligation under this Agreement, discharge such Buyer Parent Obligation of Buyer to Seller under this Agreement. Buyer Parent agrees that its guarantee under this Section 11.13 shall continue to be effective or be reinstated, as the case may be, if at any time full or partial payment of any Buyer Parent Obligation is rescinded or must otherwise be restored upon the insolvency, bankruptcy or reorganization of Buyer or otherwise. Buyer Parent agrees that it shall have no right of subrogation, contribution or indemnity with respect to payments made under this Section 11.13 until such time as all Buyer Parent Obligations have been paid in full. Notwithstanding the provisions of Section 11.1, Buyer Parent agrees to pay on demand all reasonable, documented out-of-pocket fees and expenses of Buyer (including the reasonable, documented fees and expenses of its counsel) for the protection or enforcement of the rights of Seller against Buyer Parent under this Section 11.13.

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IN WITNESS WHEREOF, Parent, Seller, Buyer Parent and Buyer have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

AMERICAN BANKERS INSURANCE GROUP, INC.

By	/s/ John Ngo
Name: John Ngo
Title: Vice President

GLOBAL INDEMNITY GROUP, INC.

By	/s/ Thomas M. McGeehan
Name: Thomas M. McGeehan
Title: Chief Financial Officer

ASSURANT, INC.

By	/s/ Larry Port
Name: Larry Port
Title: Senior Vice President

GLOBAL INDEMNITY PLC

By	/s/ Thomas M. McGeehan
Name: Thomas M. McGeehan
Title: Chief Financial Officer